                                            FILED PURSUANT TO RULE NO. 424(b)(5)
                                            REGISTRATION NO. 333-37803


          PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED DECEMBER 29, 1997

                                     LOGO
                     27,804,906 RIGHTS TO PURCHASE SHARES
                       6,951,227 SHARES OF COMMON STOCK

                                --------------

  Homestead Village Incorporated ("Homestead") is committed to creating significant shareholder value by becoming the leading developer, owner and operator of moderately priced, extended-stay lodging properties throughout the United States. Homestead's strategic focus is on the corporate business traveler. Homestead has developed a proprietary operating system aimed at ensuring its customers a consistent, high-quality, uniform lodging experience. Homestead's development program targets infill locations proximate to major business centers and convenient to services desired by its customers. Homestead is building a national brand recognized and valued by its major corporate customers by concentrating on delivering high-quality service and product in desirable locations. The last reported sale price of Homestead's shares of common stock, par value $.01 per share (the "Shares"), on the American Stock Exchange (the "AMEX") on December 29, 1997 was $15. See "Price Range of Shares".

  This Prospectus Supplement relates to (a) 27,804,906 rights ("Rights") to subscribe for and purchase Shares and (b) the 6,951,227 Shares that are issuable by Homestead upon the exercise of the Rights. Homestead is issuing as a dividend, at no cost, to each holder of Shares of record as of the close of business on December 29, 1997 (the "Record Date"), one Right for each Share held. Four Rights entitle the holder thereof to purchase one Share at a subscription price (the "Subscription Price") equal to $15 per Share. Rights will be evidenced by transferable certificates and will expire on January 15, 1998 at 5:00 p.m. Eastern Standard time, or such later date as Homestead may determine in its sole discretion (the "Expiration Date"). The Rights will be traded on the AMEX under the symbol "HSD.RT"; however, no assurance can be given that a public market will develop or be sustained for the Rights. See "The Offering".

  A holder of Shares on the Record Date who validly exercises all of such shareholder's Rights may also oversubscribe (the "Oversubscription Privilege"), at the Subscription Price, for additional Shares covered by this Prospectus Supplement that have not been purchased through the exercise of Rights (the "Unsubscribed Shares"). Only holders of Shares on the Record Date will be entitled to the Oversubscription Privilege.

  Homestead's largest shareholder, Security Capital Group Incorporated ("Security Capital"), has agreed to exercise its Rights in full for the base amount of 4,520,007 Shares and may seek to acquire additional Shares under the Oversubscription Privilege or through the exercise of Rights it may acquire from others. Purchases by Security Capital are subject to the availability of Shares on the same terms applicable to other shareholders.

  Shareholders of Homestead who do not exercise all of their Rights will own a smaller relative equity ownership and voting interest in Homestead after completion of this offering than if they were to exercise all of their Rights. Shareholders who do not exercise their Rights may offer to sell them through a securities broker up to the close of the AMEX on January 14, 1998, although no assurance of a sale can be given. There is no minimum number of Shares required to be sold as a condition to the consummation of this offering. See "The Offering". Simultaneously with the offering of Shares to Rights holders, Security Capital Markets Group Incorporated ("Capital Markets Group"), an affiliate of Homestead, will act as placement agent to sell Unsubscribed Shares and Additional Shares (as defined below) to third parties, on a best efforts basis, at the Subscription Price. See "The Offering".

THESE SECURITIES HAVE  NOT BEEN APPROVED OR DISAPPROVED BY  THE SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION  NOR  HAS  THE
 SECURITIES  AND  EXCHANGE  COMMISSION  OR ANY  STATE  SECURITIES  COMMISSION
  PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A
   CRIMINAL OFFENSE.

                                --------------

                                            PRICE TO   UNDERWRITING PROCEEDS TO
                                             PUBLIC    DISCOUNT(1)  HOMESTEAD(2)
                                          ------------ ------------ ------------
Per Share................................ $      15.00  $     0.15  $      14.85
Total(3)................................. $104,268,405  $1,042,684  $103,225,721

-------
(1) Homestead has agreed to indemnify the placement agent against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "The Offering--Unsubscribed Shares and Third Party Sales".
(2) Before deducting estimated expenses of $350,000 payable by Homestead.
(3) Assumes the sale of 6,951,227 Shares. Homestead has authorized an additional 3,475,614 Shares (the "Additional Shares") for issuance in the event that Homestead determines, in its sole and absolute discretion, to accept subscriptions in excess of 6,951,227 Shares pursuant to the Oversubscription Privilege or third party subscriptions. If all Additional Shares are sold, the total Price to Public, Underwriting Discount and Proceeds to Homestead would be $156,402,615, $1,564,026 and $154,838,589, respectively.

                                --------------

          The date of this Prospectus Supplement is December 29, 1997

                             [Inside Front Cover]

Chart 1
-------

[Property  Picture]

Extended-Stay Lodging Targeting the Corporate Business Traveler

  .  Rooms Designed for the Business Traveler

  .  Superior Customer Service

  .  $209-$339 Standard Weekly Rate

  .  Exceptional Value for the Customer


Chart 2
-------

[Geographic Distribution Chart - Growth in Properties Chart]


Chart 3
-------

[Property Picture]

Capital Deployed into Strategic Markets

Homestead Deploys Capital into Markets with:

  .  High Concentration of Target Customers

  .  Strong Growth Fundamentals

  .  High Barriers to Entry



  HOMESTEAD OR ITS AFFILIATES MAY ENGAGE IN TRANSACTIONS WHICH STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE RIGHTS. SUCH TRANSACTIONS MAY BE EFFECTED ON THE AMERICAN STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  Homestead Village(R) is a registered trademark of Homestead and all references to the term "Homestead Village" herein shall include a reference to such registered trademark. The term "in pre-development planning" means developments in planning and owned (land has been acquired or is under a long-term ground lease) and developments in planning and under control (land which is under control through contingent contract or letter of intent) with construction anticipated to commence within 12 months. Homestead categorizes its operating properties (which include all properties not under construction or in pre-development planning) as either "stabilized" or "pre-stabilized". For purposes of this Prospectus, the term "stabilized" means those properties which have been open for six months or achieved 80% occupancy as of the beginning of a period and "pre-stabilized" means all other operating properties.

                        HOMESTEAD VILLAGE INCORPORATED

  Homestead is committed to creating significant shareholder value by becoming the leading developer, owner and operator of moderately priced, extended-stay lodging properties throughout the United States. Homestead's strategic focus is on the corporate business traveler. Homestead has developed a proprietary operating system aimed at ensuring its customers a consistent, high-quality, uniform lodging experience. Homestead's development program targets infill locations proximate to major business centers and convenient to services desired by its customers. Homestead seeks to build a national brand recognized and valued by its major corporate customers by concentrating on delivering high-quality service and product in desirable locations.

  Homestead has a five-year operating history in the extended-stay market. Homestead's research and experience has better enabled it to develop a product which responds to the extended-stay lodging needs of the corporate business traveler. Homestead's research indicates that there is a significant and growing amount of corporate demand for the extended-stay product, particularly among business travelers on temporary assignment, undergoing relocation or in training. Homestead's objective is to serve its targeted customer base by providing exceptional customer service, locating in markets with high concentrations of business activity and offering a purpose-built product at an affordable price.

  Homestead is committed to the establishment of a dominant and long-term recognizable national brand name and brand presence in the moderately priced, extended-stay lodging market place. Homestead believes that it can achieve this objective through the following:

  . A focus on the corporate business traveler through a concentrated national and local sales and marketing effort.

  . A focus on superior property locations and customer service.

  . The Homestead proprietary operating system which provides a high-quality, consistent experience for its customers through uniform operating standards, a recruiting and training system that targets and trains quality individuals, and a property reinvestment program that ensures that Homestead properties remain up-to-date.

  . A disciplined approach to capital deployment that targets strong growth markets where Homestead's corporate customers are located.

  . A research-driven approach that is focused on understanding the corporate business traveler and the real estate fundamentals of the markets where Homestead's customers are located.

  As of December 29, 1997, Homestead operated 66 properties, and expects to open eleven additional properties by the end of January 1998, all of which are substantially completed. For the eleven months ended November 30, 1997, average occupancy and average weekly rate for the 29 stabilized properties was 81.4% and $241 per week, respectively.

  Homestead has made the following significant advances during 1997:

  . Homestead's focus on the corporate customer and establishment of major corporate accounts has resulted in an increase in major corporate account room nights from 94,000 for the nine months ended September 30, 1996 to 183,000 for the nine months ended September 30, 1997.

  . As of November 30, 1997, there were 56 properties under construction, seven of which were opened in December 1997, and the additional 49 are expected to be completed by December 31, 1998, and 39 additional development sites owned or under control. Homestead expects to invest a total of $560 million in properties under construction and in planning and owned.

  . Homestead believes it has built the strongest management team in the extended-stay lodging industry, with significant experience and depth in the lodging and development business.

  . Homestead's financial performance continues to be strong with earnings before interest, income taxes, depreciation and amortization ("EBITDA") increasing from $10,717,000 for the nine months ended September 30, 1996 to $12,893,000 for the nine months ended September 30, 1997, primarily as a result of 21 more properties in operation at September 30, 1997 than at September 30, 1996, and weekly revenue per available room ("RevPAR") increasing from $175 for the year ended December 31, 1996 to $195 for the nine months ended September 30, 1997, primarily as a result of increased average weekly rates.

  Homestead is affiliated with Security Capital, which is the principal shareholder of Homestead. Homestead's affiliation with Security Capital provides it with access to Security Capital's proprietary real estate research and various other services which Security Capital offers to its affiliates.

  Homestead is a Maryland corporation. Its executive offices are located at 2100 RiverEdge Parkway, Suite 900, Atlanta, Georgia 30328 and its telephone number is (770) 303-2200.

  The statements contained in this Prospectus Supplement that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and
Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements are based on current expectations, estimates and projections about the industry and markets in which Homestead operates and management's beliefs and assumptions. Words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates", variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Among the important factors that could cause Homestead's actual results to differ materially from those expressed in the forward-looking statements are (i) changes in general economic conditions in its target markets that could adversely affect demand for Homestead's properties, (ii) Homestead's ability to open new properties on schedule, which may be affected by factors outside the control of Homestead, (iii) the effects of increased or unexpected competition with respect to one or more properties and (iv) changes in financial markets and interest rates that could adversely affect Homestead's cost of capital and its ability to meet its financing needs and obligations.

                             OFFERING INFORMATION

Securities Offered.............  27,804,906 Rights, exercisable for an aggregate of 6,951,227 Shares, with 3,475,614 Additional Shares authorized for issuance to cover excess subscriptions, if any, or for sales to third parties.

Subscription Right.............  One Right per Share issued as a dividend to each holder of Shares on the Record Date.
                                 Four Rights entitle the holder to purchase one Share at the Subscription Price. See "The Offering".

Oversubscription Privilege.....  A holder of Shares on the Record Date who validly exercises all of such shareholder's
                                 Rights may also subscribe for Additional
                                 Shares, at the Subscription Price, to the extent all of the Shares covered by this Prospectus Supplement have not been purchased through the exercise of Rights or otherwise. Only holders of Shares on the Record Date will be entitled to the Oversubscription Privilege. See "The Offering--Over-subscription Privilege".

Third Party Sales..............  Simultaneously with the offering of Shares to
                                 Rights holders, Capital Markets Group will act as placement agent to sell Unsubscribed Shares to third parties on a best efforts basis, at the Subscription Price. See "The Offering--Unsubscribed Shares and Third Party Sales".

Expiration Date................  January 15, 1998 at 5:00 p.m. Eastern
                                 Standard time, or such later date as
                                 Homestead may determine in its sole
                                 discretion. After such time, the Rights will become void and have no value.

Subscription Price.............  $15 per Share.

Transferability of Rights......  The Rights are transferable until their expiration, subject to certain limitations, and may be traded on the AMEX only up to the close of the AMEX on January 14, 1998, the business day preceding the Expiration Date. See "The Offering--Method of Transferring Rights".

Subscription Agent.............  BankBoston, N.A., 150 Royall Street, Canton,
                                 Massachusetts 02021.

Shares Outstanding Before        27,804,906
Offering.......................

Shares Outstanding After         34,756,133 (38,231,747 if all Additional
Offering.......................  Shares are sold)

Use of Proceeds................  The repayment of outstanding indebtedness, the acquisition of land for development, construction of Homestead properties and general corporate purposes. See "Use of Proceeds".

                            CERTAIN CONSIDERATIONS

SUBSTANTIAL GROWTH

  Homestead has experienced rapid growth in its revenues, number of properties and employees and the scope of its operations. This growth has resulted in, and is expected to continue to create, new and increased responsibilities for management personnel, as well as added demands on Homestead's operating and financial systems. Homestead's growth will depend on the efforts of key management personnel and Homestead's ability to attract or develop new management personnel and to integrate these new employees into its overall operations. If Homestead is unable to manage growth effectively, Homestead's business and results of operations could be materially and adversely affected.

SUBSTANTIAL CAPITAL REQUIREMENTS

  Homestead will require a substantial amount of additional capital over time to finance its future growth, the amount of which will depend on a number of factors including the number of properties Homestead constructs, the pace of development activities and the cash flow generated by its properties. It is anticipated that Homestead's total expected investment (as of November 30, 1997) in properties under construction will be approximately $447 million and Homestead's total expected investment for properties in planning and owned will be approximately $113 million. As a result, Homestead will seek to raise substantial additional amounts of capital in 1998 and 1999. Homestead may seek additional credit facilities and may issue long-term debt and additional equity securities. No assurance can be given regarding the availability or terms of such financing. Any future debt financings or issuances of preferred stock by Homestead will be senior to the rights of the holders of Shares, and any future issuances of Shares may result in the dilution of the then existing shareholders' proportionate equity interests in Homestead.

COMPETITION

  Each Homestead Village property is, or will be, located in a developed area that includes competing properties. The number of competitors in a particular area could have a material adverse effect on occupancy, average weekly rates and RevPAR. Competition within the extended-stay lodging market has increased substantially. In addition, since the lodging industry has historically been characterized by cyclical trends, there can be no assurance that the current state of supply/demand fundamentals will continue into the future. Competition within the lodging industry is based generally on convenience of location, price, range of services and guest amenities offered and quality of customer service. Homestead considers the reasonableness of its room rates, the location of its properties and the services and the guest amenities provided by it to be among the most important competitive factors in the business. A number of other lodging chains and developers are developing extended-stay properties. In particular, some of these entities have targeted the moderately priced segment of the extended-stay market in which Homestead competes. Homestead competes for guests and for new development sites with certain of these established entities which may have greater financial resources than Homestead and better relationships with lenders and real estate sellers. These entities may be able to accept more risk than Homestead can prudently manage. Further, there can be no assurance that new or existing competitors will not significantly reduce their rates or offer greater convenience, services or amenities or significantly expand or improve properties in markets in which Homestead competes, thereby materially adversely affecting Homestead's business and results of operations.

                                   BUSINESS

BUSINESS STRATEGY

  Homestead is committed to creating significant shareholder value by becoming the leading developer, owner and operator of moderately priced, extended-stay lodging properties throughout the United States. Homestead's strategic focus is on the corporate business traveler. Homestead has developed a proprietary operating system aimed at ensuring its customers a consistent, high-quality, uniform lodging experience. Homestead's development program targets infill locations proximate to major business centers and convenient to services desired by its customers. Homestead seeks to build a national brand recognized and valued by its major corporate customers by concentrating on delivering high-quality service and product in desirable locations,

  Homestead believes the extended-stay segment of the lodging industry offers a tremendous growth opportunity. Industry data reveals that there is a significant imbalance between supply and demand in this segment. Approximately 38% of business travel demand is for five days or more (Source: D.K. Shifflet & Associates, Ltd.), however, the current supply of purpose-built extended-stay product is limited. In addition, Homestead believes that the demand for purpose-built extended-stay product will continue to increase as customer awareness of the product increases. Homestead believes it is well positioned to capture a significant portion of the extended-stay market share by specifically targeting the corporate business traveler and markets that are characterized by strong business climates. Homestead is building a national brand by developing well positioned properties and providing consistently high levels of quality in both physical facility and customer service.

  Homestead is committed to providing shareholders with long-term sustainable cash flow growth. Cash flow growth will be driven by Homestead's commitment to building a national brand, focus on the corporate business traveler, proprietary operating system and highly disciplined approach to capital deployment.

 Commitment to Building a National Brand

  Homestead's ultimate goal is to build a national brand by providing customers with a high-quality experience and locating in the markets for corporate business travelers. Homestead expects that the combination of its focus on the corporate business traveler, proprietary operating system and disciplined deployment of capital will result in the realization of its goal. Homestead's objective in building a national brand is to create a leading position within the extended-stay sector. The benefit of an identifiable brand is the ability to attract and retain customers which will result in increased shareholder value due to higher property-level performance. To ensure maximum control over its brand identity, Homestead has no plans to franchise the Homestead Village concept.

 Focus on the Corporate Business Traveler

  Homestead is focused on providing the corporate business traveler on temporary assignment, undergoing relocation or in training with a moderately priced, extended-stay lodging product. To capture the corporate business travelers' extended-stay demand, Homestead has established a sales and marketing team that targets national and local businesses. The twelve sales and marketing professionals supplement the marketing effort conducted at the local level by the General Managers of each property by establishing relationships with national users of the extended-stay product. Homestead's focus on the corporate business traveler and establishment of major corporate accounts has resulted in an increase in major corporate account room nights from 94,000 for the nine months ended September 30, 1996 to 183,000 for the nine months ended September 30, 1997. Homestead believes that an emphasis on major national corporate accounts is critical to sustaining occupancy levels that exceed market averages.

  Homestead's five-year operating history and customer-level research provide it with the competitive advantage of understanding the needs of the extended-stay corporate business traveler. In developing its extended-stay lodging product, Homestead relies on customer surveys, interviews and focus groups to identify the specific needs and requirements of its customers. Understanding its customers has allowed Homestead to design its properties and establish operating procedures to meet and exceed the customer's needs and requirements.

  Weekly room rates at Homestead Village properties appeal to value-conscious corporate business travelers. Rates at Homestead properties typically range between $209 and $339 for a standard room and compare favorably with average weekly rates of over $500 for the majority of traditional extended-stay hotels. Weekly rates at Homestead properties will vary significantly depending on specific market factors and the size of the room.

 Proprietary Operating System

  Homestead has developed and is continuously refining its operating system which combines a conveniently located, well-designed guest room with friendly and efficient guest service, and an amenity program designed to meet the specific needs of the extended-stay corporate business traveler. Management believes that by offering this combination at an affordable price, it will create an excellent price/value relationship that will appeal to the value-conscious corporate business traveler.

  Homestead's proprietary operating system is focused on providing a uniform, consistently high-quality experience to the corporate business traveler. A key component of the operating system is the operating standards Homestead has created to ensure a consistent customer experience. In addition, Homestead's recruiting and training process is centered around providing the highest level of customer service to guests. The operating system results in a positive lodging experience for guests and generates a willingness to use the product again and in multiple locations.

  Homestead's experience in operating 66 properties has provided it with the opportunity to standardize its operating procedures to meet the specific needs of extended-stay corporate business travelers. This standardization is aimed at both providing a consistent guest experience and generating operating efficiencies that will be further refined as Homestead adopts "best practices" in the lodging industry. Homestead is also pursuing the standardization of its supply purchases, which management believes will help to generate further operating efficiencies and reduce costs through economies of scale and volume discounts.

  Homestead has invested substantially in the recruiting and training of its regional and on-site personnel. Homestead currently has twelve separate training modules with topics ranging from guest services and safety to personal selling techniques. Training in these areas is conducted on a regular basis and will ensure a consistent guest experience at every property. Training design and organizational development are administered by corporate professionals in conjunction with field implementation personnel located within a geographic region. Homestead views its investment in training and developing site-level personnel as being essential to delivering a high customer service standard, and as consistent with its objective of becoming the preeminent operator in the moderately priced, extended-stay lodging industry.

  Homestead properties are designed and built to uniform plans that are driven by the needs of the extended-stay corporate business traveler. Rooms generally contain 260 to 420 square feet of fully furnished living space, with a work station/dining area and kitchen facilities that include a full-size refrigerator, microwave, sink and cook-top. Timely capital expenditures as well as the establishment of a preventative maintenance program will allow Homestead to maintain high-quality and attractive rooms and properties for its customers.

 Disciplined Deployment of Capital

  Homestead's strategy is to focus specifically on those markets with high barriers to entry such as a limited availability of quality sites and difficult entitlement processes. Homestead believes that over the long-term high barriers to entry limit competition and result in sustainable cash flow growth at the property level. Homestead strategically deploys its capital using a disciplined approach to market and site selection. Homestead's 68 development professionals focus on land acquisition, design and site planning, the entitlement process and construction management. The development team targets markets with a high concentration of corporate customers and strong demographic and employment growth prospects. More than 60% of Homestead's total development capital is committed to Northeast (Washington, D.C. to Boston, Massachusetts) or West Coast (Seattle, Washington to San Diego, California) strategic markets which have experienced high RevPAR growth in the last several years. Homestead's affiliation with Security Capital Investment Research Incorporated ("Security Capital Investment Research") allows it to more effectively target markets where supply and demand factors result in high occupancies and increasing weekly rates.

  Homestead employs dedicated site acquisition professionals who evaluate each site against a set of eighteen separate criteria where optimum standards have been established. Homestead's properties are designed to offer excellent locations with convenient access to major employment centers, retail and restaurant support services and a residential environment that is attractive, well landscaped and secure. In addition, Homestead minimizes risk by entering into contingent contracts with landowners which allow it to conduct thorough due diligence and obtain entitlements prior to taking title to a development site.

  When developing properties, Homestead's development team uses prototypical designs to create customer expectations and development efficiencies. Homestead has had the opportunity to evaluate and refine its product through its five-year history of development. The designs were developed with the help of customer focus groups and surveys that identified the needs of the corporate business traveler. The prototypes result in standardized product development regardless of the property's location and ensure a consistent lodging experience for the corporate business traveler. The limited number of designs also result in development efficiencies which translate into higher operating yields. Homestead focuses on the quality of construction, materials and design with a view towards minimizing long-term operation and maintenance costs. Homestead's average property has approximately 136 extended-stay rooms and takes approximately eight to ten months to construct.

  Each investment transaction undergoes a detailed and comprehensive review by operational and development senior management and a subsequent review by Homestead's Investment Committee. Members of the Investment Committee include David Dressler, Jr., Co-Chairman, Chief Investment Officer and President, Michael Cryan, Co-Chairman and Chief Operating Officer, Jeffrey Allen and Robert Morse, each a Managing Director, Gary DeLapp, a Senior Vice President, and Laura Hamilton, a Vice President. The Investment Committee process is designed to review both the specific investment as well as to ensure its conformity with Homestead's investment policies and goals as set by the Homestead Board of Directors (the "Board"). In addition, the Board specifically approves all investments over $15 million.

  The table below illustrates the growth in the Homestead product since it was conceived and developed (amounts in thousands).

                         TOTAL EXPECTED
                         INVESTMENT(1)     HISTORICAL COST AT DECEMBER 31,(2)
                         -------------- ----------------------------------------
                          NOVEMBER 30,
                              1997        1996     1995    1994    1993    1992
                         -------------- -------- -------- ------- ------- ------
Operating Properties....    $339,046    $135,339 $ 77,537 $41,629 $ 8,894 $6,108
Properties in
 development:
  Properties under
   construction.........     446,716     108,692   28,218  14,303  15,274    899
  Properties in planning
   and owned............     113,062      12,256    4,440   4,281     --     --
                            --------    -------- -------- ------- ------- ------
    Total...............    $898,824    $256,287 $110,195 $60,213 $24,168 $7,007
                            ========    ======== ======== ======= ======= ======

--------
(1) Total expected investment represents budgeted development cost for properties under construction and properties in planning and owned. Properties in planning and owned represent projects where land has been acquired or is under long-term lease and pre-construction planning activities are in progress. Budgeted development cost includes the cost of land, fees, permits, payments to contractors, architectural and engineering fees and interest, property taxes and development overhead costs to be capitalized during the development period. Land held for future development or for sale which is less than 2.0% of property assets based on historical cost as of November 30, 1997, are not included above.
(2) Such information aggregates the activity of both Security Capital Pacific Trust ("PTR") and Security Capital Atlantic Incorporated ("ATLANTIC") prior to the Mergers (defined below under "--The Company--Background"). The increase in cost of ATLANTIC properties, which occurred due to the use of purchase accounting, is reflected on the date of the Mergers.

THE COMPANY

 Background

  Homestead was initially created in 1992 as a byproduct of the multifamily development activities of PTR. PTR identified a customer need not ideally addressed through its traditional multifamily garden apartment product or through corporate apartments operated within a garden apartment context. PTR believed that a product which offered greater flexibility of rental term, a fully furnished studio apartment with cooking facilities and a focused array of services (such as limited maid service, voice mail, cable or satellite television) at an affordable price would meet the needs of a significant and growing segment of demand from those business travelers on temporary assignment, in training or relocating.

  In conjunction with its research affiliate, Security Capital Investment Research, PTR engaged in extensive study to determine an optimum approach to what it originally termed "Corporate Affordable Housing". Beginning in 1992, PTR initiated development projects in Dallas and Houston, Texas. It was PTR's express intention to gain operating experience and to fully understand market characteristics prior to committing to full-scale Homestead Village development on a broad geographical basis. Security Capital funded the early stages of development of the Homestead Village concept.

  In January 1996, Security Capital began considering ways for ATLANTIC, PTR and Security Capital to maximize shareholder value with respect to their Homestead Village properties and operations. On May 21, 1996, ATLANTIC, PTR, Security Capital and Homestead entered into a merger agreement, pursuant to which each of ATLANTIC, PTR and Security Capital agreed to contribute, through a series of merger transactions (the "Mergers"), all of their respective assets relating to Homestead Village properties to Homestead in exchange for Shares. ATLANTIC and PTR agreed to enter into the Funding Commitment Agreements and Security Capital provided interim funding for Homestead acquisitions prior to the closing of the Mergers, all in exchange for warrants to purchase Shares ("Warrants"). ATLANTIC's and PTR's respective shareholders approved the Homestead transaction on September 13, 1996 and September 12, 1996, respectively, and the closing of the Homestead transaction occurred on October 17, 1996.

  Homestead has a relationship with Security Capital which it intends to continue through an Administrative Services Agreement and will enjoy the benefits of Security Capital's organization and services. See "Certain Relationships and Transactions--Administrative Services Agreement".

 Properties and Operations

  As of November 30, 1997, Homestead had developed, owned and operated 59 Homestead Village properties representing in the aggregate 8,090 rooms in 21 cities and had 56 Homestead Village properties under construction totaling 7,424 rooms within 15 of these cities as well as 16 additional cities. In addition, Homestead owned eight sites and controlled through contracts 31 development sites for which it plans to initiate construction within the next 12 months, for a total of 154 properties in 38 cities. Rooms in operation, under construction, or in pre-development planning aggregate 20,821 rooms. In addition, its development staff of 68 professionals is continually reviewing additional development opportunities.

  The 56 Homestead Village properties under construction as of November 30, 1997 averaged 133 rooms at an expected average project cost of $8.0 million with an expected average cost per room of approximately $60,200.

HOMESTEAD VILLAGE PROPERTIES

 Geographic Distribution

  Homestead operating properties, properties under construction and properties in planning and owned are located in 37 metropolitan areas in 24 states and the District of Columbia. The table below demonstrates the geographic distribution of Homestead's property investments (excluding land held for future development and land held for sale) at November 30, 1997:

                                   NUMBER OF PROPERTIES            PERCENTAGE OF
                         ---------------------------------------- ASSETS BASED ON
                                      UNDER     IN PLANNING       TOTAL EXPECTED
CITY                     OPERATING CONSTRUCTION  AND OWNED  TOTAL  INVESTMENT(1)
----                     --------- ------------ ----------- ----- ---------------
Albuquerque, NM.........      2        --           --         2         1%
Atlanta, GA.............      5          3          --         8         7%
Austin, TX..............      3          1          --         4         2%
Birmingham, AL..........    --           1          --         1         1%
Boston, MA..............    --           3          --         3         3%
Charlotte, NC...........    --           1          --         1         1%
Chicago, IL.............    --           3          --         3         3%
Cleveland, OH...........    --           1          --         1         1%
Dallas, TX..............      9        --           --         9         4%
Denver, CO..............      4        --           --         4         3%
Houston, TX.............      8        --             1        9         5%
Jacksonville, FL........      1          1          --         2         1%
Kansas City, MO/KS......      1          2          --         3         2%
Las Vegas, NV...........    --           1          --         1         1%
Los Angeles, CA.........    --           2            1        3         2%
Memphis, TN.............    --           1          --         1         1%
Miami/Ft. Lauderdale,
 FL.....................      2          4            1        7         6%
Milwaukee, WI...........    --           1          --         1         1%
Minneapolis, MN.........    --           2          --         2         1%
Nashville, TN...........    --           2          --         2         2%
New York Metro, NY......    --           1            1        2         7%
Orange County, CA.......      1          2          --         3         3%
Orlando, FL.............    --           1            1        2         2%
Philadelphia, PA........    --           3          --         3         3%
Phoenix, AZ.............      4          1          --         5         3%
Portland, OR............      1          1          --         2         2%
Raleigh, NC.............      2          2          --         4         3%
Richmond, VA............      1          1          --         2         2%
Sacramento, CA..........    --           1          --         1         1%
Salt Lake City, UT......      2          1          --         3         2%
San Antonio, TX.........      3        --           --         3         1%
San Diego, CA...........      1          1          --         2         2%
San Francisco (Bay
 Area), CA..............      3          3            2        8         7%
Seattle, WA.............      2          2          --         4         4%
St. Louis, MO...........    --           1          --         1         1%
Tampa Area, FL..........      3        --           --         3         2%
Washington, DC..........      1          6            1        8         7%
                            ---        ---          ---      ---       ----
    Total...............     59         56            8      123       100%
                            ===        ===          ===      ===       ====

--------
(1) Represents budgeted development cost for properties under construction and properties in planning and owned. Properties in planning and owned represent projects where land has been acquired and pre-construction planning activities are in progress. Budgeted development cost includes the cost of land, fees, permits, payments to contractors, architectural and engineering fees and interest, property taxes and development overhead costs to be capitalized during the development period. Land held for future development or for sale, which is less than 2.0% of property assets based on historical costs as of
   November 30, 1997, are not included above.

 Properties Portfolio

  The information in the following table is as of November 30, 1997 for Homestead's 59 operating properties.

                                              YEAR
                                             OPENED ROOMS
                                             ------ -----
OPERATING PROPERTIES:
Albuquerque, New Mexico:
 Midtown/I-40(2)............................  1997    138
 Osuna/North I-25(2)........................  1996    141
                                                    -----
 Subtotal...................................          279
                                                    -----
Atlanta, Georgia:
 Cumberland(3)..............................  1997    137
 Gwinnet Place(3)...........................  1997    130
 Executive Park/North Druid Hills(3)........  1997    137
 Peachtree (3)..............................  1996    137
 Perimeter (3)..............................  1997    133
                                                    -----
 Subtotal...................................          674
                                                    -----
Austin, Texas:
 Austin Midtown(2)..........................  1996    145
 Arboretum/Burnett(2).......................  1995    133
 Northwest/Pavillion(2).....................  1996    132
                                                    -----
 Subtotal...................................          410
                                                    -----
Dallas, Texas:
 Coit Road/North Central (2)................  1994    133
 Forth Worth/Downtown(2)....................  1996     97
 Las Colinas/Irving(2)......................  1996    149
 North Arlington/Six Flags(2)...............  1995    137
 North Richland Hills(2)....................  1994    133
 Skillman/Northeast(2)......................  1992    131
 South Arlington(2).........................  1995    141
 Stemmons/NW Highway(2).....................  (1)     189
 Tollway/Addison(2).........................  1993    119
                                                    -----
 Subtotal...................................        1,229
                                                    -----
Denver, Colorado:
 Denver Tech Center/Belleview(2)............  1996    161
 Cherry Creek(2)............................  1997    108
 Aurora/Iliff(2)............................  1996    137
 Inverness(2)...............................  1997    142
                                                    -----
 Subtotal...................................          548
                                                    -----
Houston, Texas:
 Astrodome/Med Center(2)....................  1995    163
 Cypress Station/Bammel(2)..................  1994    134
 Fuqua/Hobby Airport(2).....................  1994    133
 Park Ten(2)................................  1994    134
 Stafford/Sugarland(2)......................  1994    133
 West by Northwest/Hwy 290(2).................1994..  133
 Westheimer/Beltway(2)......................  1994    133
 Willowbrook/Northwest(2)...................  1995    137
                                                    -----
 Subtotal...................................        1,100
                                                    -----
Jacksonville, Florida:
 Southside/JTB(3)...........................  1997    137
                                                    -----
Kansas City, Missouri:
 Shawnee Mission/Merriam(2).................  1997    140
                                                    -----

                                                                      YEAR
                                                                     OPENED ROOMS
                                                                     ------ -----
Miami/Ft. Lauderdale, Florida:
 Ft. Lauderdale(3).................................................   1997    145
 Miami Airport--Doral(3)...........................................   1997    149
                                                                            -----
 Subtotal..........................................................           294
                                                                            -----
Orange County, California:
 Spectrum(2).......................................................   1997    149
                                                                            -----
Phoenix, Arizona:
 North West Valley/Dunlap(2).......................................   1996    141
 Tempe(2)..........................................................   1996    149
 Scottsdale(2).....................................................   1995    120
 Deer Valley/Union Hills(2)........................................   1996    141
                                                                            -----
 Subtotal..........................................................           551
                                                                            -----
Portland, Oregon:
 Sunset Corridor/Sunset East (2)...................................   1997    142
                                                                            -----
Raleigh, North Carolina:
 Research Triangle Park/RTP(3).....................................   1997    125
 North Raleigh(3)..................................................   1997    121
                                                                            -----
 Subtotal..........................................................           246
                                                                            -----
Richmond, Virginia:
 Innsbrook/Upper Broad (3).........................................   1997    141
                                                                            -----
Salt Lake City, Utah:
 Ft. Union(2)......................................................   1997    132
 South Valley/Redwood(2)...........................................   1997    138
                                                                            -----
 Subtotal..........................................................           270
                                                                            -----
San Antonio, Texas:
 Airport/Bitters(2)................................................   1995    153
 Six Flags Fiesta/DeZavala(2)......................................   1995    130
 Medical Center/Fredricksburg(2)...................................   1994    135
                                                                            -----
 Subtotal..........................................................           418
                                                                            -----
San Diego, California:
 Mission Valley(2).................................................   1997    141
                                                                            -----
San Francisco (Bay Area), California:
 Milpitas(2).......................................................   1997    118
 San Mateo(2)......................................................   1997    136
 Sunnyvale(2)......................................................   1997    144
                                                                            -----
 Subtotal..........................................................           398
                                                                            -----
Seattle, Washington:
 Bellevue(2).......................................................   1997    149
 Redmond(2)........................................................   1997    162
                                                                            -----
 Subtotal..........................................................           311
                                                                            -----
Tampa, Florida:
 Brandon(3)........................................................   1997    141
 North Airport(3)..................................................   1997    121
 Clearwater/St. Petersburg(3)......................................   1997    113
                                                                            -----
 Subtotal..........................................................           375
                                                                            -----
Washington, D.C.:
 BWI(3)............................................................   1997    137
                                                                            -----
 Total Rooms--Operating Properties.................................         8,090
                                                                            =====

--------
(1) Phase I (132 rooms) was developed in 1992 and Phase II (57 rooms) was developed in 1995.
(2) Subject to deeds of trust securing convertible mortgage notes due to PTR of $204,197,000 (carried at $184,432,000, net of unamortized discount at November 30, 1997).
(3) Subject to deeds of trust securing convertible mortgage notes due to ATLANTIC of $93,513,000 (carried at $105,602,000, net of unamortized premium at November 30, 1997).

  The following table is as of November 30, 1997 for Homestead's properties under construction and properties in planning and owned(1).

                                     ROOMS
                                     -----
PROPERTIES UNDER CONSTRUCTION:
Atlanta, Georgia:
 Northlake(5)......................   133
 Roswell(3)........................   141
 Wildwood/Powers Ferry(5)..........   134
                                      ---
 Subtotal..........................   408
                                      ---
Austin, Texas:
 Downtown/Townlake(5)..............   130
                                      ---
Birmingham, Alabama:
 Perimeter Park South(5)...........   137
                                      ---
Boston, Massachusetts:
 Burlington........................   140
 Marlborough(5)....................   134
 Waltham(5)........................   140
                                      ---
 Subtotal..........................   414
                                      ---
Charlotte, North Carolina:
 I-77 Billy Graham Pkwy(5).........   137
                                      ---
Chicago, Illinois:
 Naperville(5).....................   136
 Schaumburg(5).....................   136
 Westmont(5).......................   140
                                      ---
 Subtotal..........................   412
                                      ---
Cleveland, Ohio:
 North Olmstead(5).................   136
                                      ---
Jacksonville, Florida:
 Baymeadows(5).....................   134
                                      ---
Kansas City, Missouri:
 Overland Park(5)..................   131
 Plaza.............................    99
                                      ---
 Subtotal..........................   230
                                      ---
Las Vegas, Nevada:
 Las Vegas Midtown(4)..............   122
                                      ---
Los Angeles, California:
 LAX/El Segundo(2).................   150
 Monrovia(2).......................   122
                                      ---
 Subtotal..........................   272
                                      ---
Memphis, Tennessee:
 Memphis Airport(5)................   134
                                      ---
Miami/Ft. Lauderdale, Florida:
 Blue Lagoon(5)....................   149
 Coral Springs--Northpoint(5)......   124
 Plantation(3).....................   125
 West Palm Beach(5)................   137
                                      ---
 Subtotal..........................   535
                                      ---
Milwaukee, Wisconsin:
 Brookfield(5).....................   136
                                      ---
Minneapolis, Minnesota:
 Eagan Lone Oak(5).................   130
 Eden Prairie(5)...................    97
                                      ---
 Subtotal..........................   227
                                      ---
Nashville, Tennessee:
 Cool Springs(3)...................   137
 Nashville Airport(3)..............   133
                                      ---
 Subtotal..........................   270
                                      ---

                                     ROOMS
                                     -----
New York Metro, NY:
 Hanover(5)........................    140
                                     -----
Orange County, California:
 Brea(5)...........................    133
 Cypress(5)........................    134
                                     -----
 Subtotal..........................    267
                                     -----
Orlando, Florida:
 Orlando Central Park(5)...........    134
                                     -----
Philadelphia, Pennsylvania:
 Christiana(5).....................    140
 King of Prussia(5)................    140
 Willow Grove(5)...................    136
                                     -----
 Subtotal..........................    416
                                     -----
Phoenix, Arizona:
 Mesa(2)...........................    123
                                     -----
Portland, Oregon:
 Lake Oswego(2)....................    146
                                     -----
Raleigh, North Carolina:
 Durham(5).........................    137
 Crabtree Valley/Hwy 70(3).........    138
                                     -----
 Subtotal..........................    275
                                     -----
Richmond, Virginia:
 Midlothian(5).....................    134
                                     -----
Sacramento, California:
 South Natomas(5)..................    143
                                     -----
Salt Lake City, Utah:
 Sugarhouse(5).....................    105
                                     -----
San Diego, California:
 Mira Mesa(2)......................    140
                                     -----
San Francisco (Bay Area),
 California:
 Mountain View(2)..................    133
 San Jose(2).......................    152
 San Ramon(2)......................    147
                                     -----
 Subtotal..........................    432
                                     -----
Seattle, Washington:
 N. Seattle/Mountain Lake
  Terrace(2).......................    117
 Tukwila(2)........................     93
                                     -----
 Subtotal..........................    210
                                     -----
St. Louis, Missouri:
 St. Louis Airport(5)..............    136
                                     -----
Washington, D.C.:
 Dulles--North(3)..................    133
 Dulles--South(3)..................    115
 Fair Oaks(3)......................    133
 Germantown(3).....................    132
 Fairview Park/Merrifield(3).......    128
 Reston--Sunset(3).................    148
                                     -----
 Subtotal..........................    789
                                     -----
Total Rooms--Properties Under
 Construction......................  7,424
                                     =====
PROPERTIES IN PLANNING AND OWNED:
 Total Rooms--Eight Properties in
  Planning and Owned (of which six
  are pledged as described in note
  5 below).........................  1,071
                                     =====

--------
(1) Does not include land held for future development or for sale which is less than 2.0% of property assets based on historical costs as of November 30, 1997.
(2) Subject to deeds of trust securing convertible mortgage notes due to PTR of $204,197,000 (carried at $184,432,000, net of unamortized discount at November 30, 1997).
(3) Subject to deeds of trust securing convertible mortgage notes due to ATLANTIC of $93,513,000 (carried at $105,602,000, net of unamortized premium at November 30, 1997).
(4) Under a long term ground lease.
(5) Pledged as collateral under a revolving credit agreement with Commerzbank AG with total borrowings of $41,008,000 at November 30, 1997.

EXTENDED-STAY MARKET

  Homestead believes that the extended-stay market represents a unique business opportunity and that the price/value relationship has enabled the extended-stay market to achieve higher than industry average occupancy rates and operating margins. Demand for extended-stay lodging has been stimulated by the economic and social changes resulting from the increased volume of corporate reorganizations and trends toward downsizing and outsourcing of various functions, the break-up and geographic dispersion of the traditional family and technological improvements which have allowed businesses to relocate outside of large metropolitan areas. These changes have created new accommodation needs for, among others, corporate executives and trainees, consultants, sales representatives, construction workers and relocating individuals.

  Homestead uses accepted and widely-published industry data to determine the need for new extended-stay lodging rooms. Based on this data, Homestead believes there is current demand to support approximately 457,000 extended-stay rooms nationwide, while at year-end 1996 there were only 53,000 purpose built extended-stay rooms at approximately 450 separate locations--enough to satisfy only 12% of the demand. Over two-thirds of the existing extended-stay rooms are operated by companies who price them toward the upscale segment of the extended-stay market. Further, at current industry estimates of development, by the year 2000 supply will account for only 52% of then current demand.

  Moderately priced, extended-stay lodging offers the consumer a strong economic inducement over its more expensive alternatives. Moreover, when set against the current emphasis on controlling business travel expense as well as the trend toward per diem travel and relocation reimbursement, the moderately priced category provides a fresh and affordable alternative for guests whose priorities demand close attention to value pricing. Homestead believes this market segment offers the opportunity for profitable expansion and sustainable cash flow growth for the next several years.

 Moderately Priced, Extended-Stay Concept

  Moderately priced, extended-stay lodging competes on the basis of price and value compared to the extended-stay market generally, thereby providing an economic inducement to guests who are already attracted to the extended-stay concept. In addition, moderately priced, extended-stay lodging provides an affordable lodging alternative for guests who are value conscious, have lower incomes or are on limited expense accounts. Based on published occupancy rates for other participants in the extended-stay market, Homestead believes that there is a strong demand for moderately priced, extended-stay accommodations and that in certain areas of the country there is no organized competition for that business. Over two-thirds of these extended-stay properties were controlled by competitors that are priced toward the upscale segment of the extended-stay market.

COMPETITION

  Competition within the extended-stay segment of the lodging industry has begun to increase because the growth prospects of the segment have attracted numerous participants from both within and outside of the industry. In addition, since the lodging industry has historically been characterized by cyclical trends, there can be no assurance that the current state of supply/demand fundamentals will continue into the future. While the majority of currently operating extended-stay properties are oriented toward the upscale and mid-price segments, there are a number of companies that operate within all segments of the industry. Homestead may compete for development sites with any or all of these entities, some of which may have greater financial resources than Homestead and better relationships with lenders and sellers. These entities also may be willing to accept more risk than Homestead considers prudent. Further, there can be no assurance that new or existing competitors will not significantly reduce their room rates or offer greater convenience, services or amenities or significantly expand, or improve or develop properties in a market in which Homestead competes, thereby adversely affecting Homestead's operations.

ENVIRONMENTAL MATTERS

  Under various federal, state and local laws and regulations, an owner or operator of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances on such property. Such laws often impose such liability without regard to whether the owner knew of, or was responsible for, the presence of hazardous or toxic substances. Furthermore, a person that arranges for the disposal or transports for disposal or treatment a hazardous substance at a property owned by another may be liable for the costs of removal or remediation of hazardous substances released into the environment at that property. The costs of remediation or removal of such substances may be substantial, and the presence of such substances, or the failure to properly remediate such substances, may adversely affect the owner's ability to sell such real estate or to borrow using such real estate as collateral. In connection with the ownership and operation of its properties, Homestead is potentially liable for any such costs.

  Homestead has obtained Phase I Surveys on its existing properties and intends to obtain Phase I Surveys prior to the purchase of any future properties. The Phase I Surveys are intended to identify potential environmental contamination and regulatory compliance concerns. Phase I Surveys generally include historical reviews of the properties, reviews of certain public records, preliminary investigations of the sites and surrounding properties and the preparation and issuance of written reports. Phase I Surveys generally do not include invasive procedures, such as soil sampling or ground water analysis.

  While some of these assessments have led to further investigation and sampling, none of the environmental assessments has revealed, nor is Homestead aware of, any environmental liability that management believes would have a material adverse effect on Homestead's business, financial position or results of operations. No assurance can be given, however, that these assessments and investigations reveal all potential environmental liabilities, that no prior owner or operator created any material environmental condition not known to Homestead or the independent consultants or that future uses and conditions (including, without limitation, guest actions or changes in applicable environmental laws and regulations) will not result in the imposition of environmental liabilities.

GOVERNMENTAL REGULATION

  A number of states regulate the licensing of hotels by requiring registration, disclosure statements and compliance with specific standards of conduct. Homestead believes that each of its properties has the necessary permits and approvals to operate its respective business, and Homestead intends to continue to obtain such permits and approvals for its new properties. In addition, Homestead is subject to laws governing its relationship with employees, including minimum wage requirements, overtime, working conditions and work permit requirements. An increase in the minimum wage rate, employee benefit costs or other costs associated with employees could adversely affect Homestead.

  Under the Americans with Disabilities Act (the "ADA"), all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. Although Homestead has attempted to satisfy ADA requirements in the designs for its properties, no assurance can be given that a material ADA claim will not be asserted against Homestead, which could result in a judicial order requiring compliance, and the expenditure of substantial sums to achieve compliance, an imposition of fines or an award of damages to private litigants. These and other initiatives could adversely affect Homestead as well as the lodging industry in general.

TRADEMARKS

  The Homestead Village name and logo have been registered with the United States Patent and Trademark office.

INSURANCE

  Homestead currently has the types and amounts of insurance coverage that it considers appropriate for a company in its business. While management believes that its insurance coverage is adequate, if Homestead were held liable for amounts exceeding the limits of its insurance coverage or for claims outside of the scope of its insurance coverage, Homestead's business, results of operations or financial position could be materially and adversely affected.

EMPLOYEES

  As of November 30,1997, Homestead employed approximately 983 employees including 197 professionals and administrative employees and 786 on-site personnel. Homestead expects that it will significantly increase the number of its employees as it expands its business. Homestead's employees are not subject to any collective bargaining agreements and management believes that its relationship with its employees is good.

LEGAL PROCEEDINGS

  Homestead is not a party to any litigation or claims, other than routine matters incidental to the operation of the business of Homestead. To date, no claims have had a material adverse effect on Homestead nor does Homestead expect that the outcome of any pending claims will have such an effect.

                                USE OF PROCEEDS

  The net proceeds to Homestead from the sale of the Shares offered hereby, net of payment of all expenses of the Offering, are expected to be approximately $102,875,700 million ($154,488,600 million if all Additional Shares are sold). The net proceeds are expected to be used for the following purposes: (i) repayment of all borrowings under the interim credit agreement and all or part of the revolving line of credit, (ii) the acquisition of sites and development of additional extended-stay lodging properties, some of which have not yet been identified, and (iii) general corporate purposes. As of December 29, 1997, Homestead's indebtedness under the interim credit agreement totaled $50.0 million and under the revolving line of credit totaled $46.8 million. Outstanding borrowings bear interest at the Eurodollar rate plus 2.625% per annum for the interim credit agreement and the Eurodollar rate plus 1.9% per annum for the revolving line of credit. The interim credit agreement borrowings mature March 15, 1998 or upon the funding of the proceeds of this Offering and the revolving line of credit matures May 5, 1998. The revolving line of credit may be extended with lender approval. Proceeds from the borrowings were used for the acquisition of sites and the development of additional extended-stay lodging properties. Pending application of the net proceeds as set forth above, such net proceeds not utilized to repay the interim credit agreement borrowings will be invested in interest-bearing accounts and short-term, interest-bearing securities.

                             PRICE RANGE OF SHARES

MARKET INFORMATION

  The Shares are listed on the AMEX under the symbol "HSD". The following table sets forth the high and low sales prices of the Shares as reported in the AMEX Composite Tape for the periods indicated.

                                                                HIGH      LOW
                                                               ------- ---------
      1996:
        Fourth Quarter (trading commenced October 31, 1996 on
         a when-issued basis)................................  $19     $15
      1997:
        First Quarter........................................  $20 7/8 $16 5/8
        Second Quarter.......................................  $18 1/2 $15 7/8
        Third Quarter........................................  $20 1/8 $16
        Fourth Quarter (through December 29, 1997)...........  $18 1/4 $13 11/16

  As of December 29, 1997, Homestead had approximately 27,804,906 Shares outstanding, which were held of record by approximately 2,050 shareholders.

DIVIDEND POLICY

  The declaration and payment of dividends by Homestead are subject to the discretion of the Board. Any determination as to the payment of dividends will depend upon the results of operations, capital requirements and financial condition of Homestead and such other factors as the Board deems relevant. Currently, the Board intends to follow a policy of retaining earnings to finance Homestead's growth and for general corporate purposes and, therefore, does not anticipate paying any cash dividends in the foreseeable future. In addition, Homestead's line of credit arrangements restrict payment of dividends without lender approval.

                                 CAPITALIZATION

  The following table sets forth the capitalization of Homestead at September 30, 1997, and as adjusted to give effect to the Offering (assuming the sale of 6,951,227 Shares) and the application of the net proceeds therefrom. The table should be read in conjunction with the financial statements of Homestead incorporated by reference in the accompanying Prospectus.

                                                         SEPTEMBER 30, 1997
                                                      -------------------------
                                                       (DOLLARS IN THOUSANDS)
                                                      HISTORICAL AS ADJUSTED(1)
                                                      ---------- --------------
Convertible mortgage notes payable to affiliates,
 net.................................................  $259,981     $259,981
Shareholders' Equity:
  Common Stock, $0.01 par value; 250,000,000 Shares
   authorized; 25,360,013 Shares issued and
   outstanding; 32,311,240 Shares issued as adjusted
   (2)...............................................       254          324
  Additional paid-in capital/contributed capital.....   291,762      394,568
  Retained earnings..................................    12,810       12,810
  Less shares in escrow..............................   (11,990)     (11,990)
  Less deferred compensation.........................      (967)        (967)
                                                       --------     --------
  Total Shareholders' Equity(3)......................   291,869      394,745
                                                       --------     --------
    Total Capitalization(3)..........................  $551,850     $654,726
                                                       ========     ========

--------
(1) It is expected that $96.8 million of the proceeds of the Offering will be used to repay borrowings under the lines of credit.
(2) As of September 30, 1997, does not include 23,164,633 Shares issuable upon conversion of outstanding convertible mortgage notes (26,226,573 shares issuable upon conversion of outstanding convertible mortgage notes as of December 29, 1997) or 1,290,371 Shares issuable upon exercise of outstanding options (2,093,547 shares issuable upon exercise of outstanding options as of December 29, 1997). Also does not include 2,444,893 shares issued upon exercise of Warrants at $10 per Warrant from October 1, 1997 through the expiration date of the Warrants, October 29, 1997. At full funding of the convertible mortgages from PTR and Atlantic 27,770,617 shares would be issuable upon conversion of the mortgage notes.
(3) If all Additional Shares are sold, total Shareholders' Equity and Total Capitalization, as adjusted, will be $446,358,000 and $706,339,000, respectively.

                            SELECTED FINANCIAL DATA

  The following table sets forth summary selected financial information relating to the historical financial condition and results of operations of Homestead for the nine-month periods ended September 30, 1997 and 1996 and the years ended December 31, 1996, 1995, 1994, 1993 and 1992. On October 17, 1996,
Homestead acquired the subsidiaries of PTR relating to Homestead Village properties (the "PTR Subsidiaries") in the Mergers. Prior to October 17, 1996, Homestead had no significant activities, thus substantially all 1996 results of operations through the date of the Mergers and all of the summary selected financial information in 1995 and prior years represents that of the PTR Subsidiaries. The following selected financial data is qualified in its entirety by, and should be read in conjunction with, the historical financial statements of Homestead incorporated by reference in the accompanying Prospectus and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus Supplement or incorporated by reference in the accompanying Prospectus (amounts in thousands, except per share data and statistical data). Certain reclassifications have been made in the 1993 through 1996 financial statements to conform to the 1997 presentation.

                         NINE-MONTH PERIOD
                               ENDED
                           SEPTEMBER 30,                YEAR ENDED DECEMBER 31,
                         -------------------  ------------------------------------------------
                           1997       1996      1996       1995      1994      1993     1992
                         ---------  --------  ---------  --------  --------  --------  -------
OPERATIONS SUMMARY:
Revenues:
 Room Revenue........... $  40,421  $ 23,943  $  33,071  $ 18,337  $  7,827  $  2,554  $   377
 Other Revenue..........       829       354        492       366       165        59      --
                         ---------  --------  ---------  --------  --------  --------  -------
   Total Revenues....... $  41,250  $ 24,297  $  33,563  $ 18,703  $  7,992  $  2,613  $   377
                         =========  ========  =========  ========  ========  ========  =======
Operating Expenses:
 Property Operating
  Expenses (1)..........    17,369    10,479     14,429     8,211     3,792     1,395      232
 Property Management
  Fees Paid to
  Affiliate.............       --      1,630      1,737     1,018       460       145       22
 Corporate Operating
  Expenses..............    10,988       182      2,700       333       180        66        7
 Management Fees Paid to
  Affiliate.............       --      1,289      1,412       989       332       109        9
 Depreciation and
  Amortization..........     7,831     2,943      4,443     2,343       845       234       36
                         ---------  --------  ---------  --------  --------  --------  -------
   Total Operating
    Expenses............ $  36,188  $ 16,523  $  24,721  $ 12,894  $  5,609  $  1,949  $   306
                         =========  ========  =========  ========  ========  ========  =======
Operating Income........ $   5,062  $  7,774  $   8,842  $  5,809  $  2,383  $    664  $    71
Interest Expense........ $     --   $  4,070  $   5,971  $  2,958  $  1,409  $    255  $    61
Net Income.............. $   5,483  $  3,734  $   3,082  $  2,851  $    974  $    409  $    10
SHARE DATA:
Weighted average shares
 outstanding:
 Primary................    24,985       N/A        N/A       N/A       N/A       N/A      N/A
 Fully diluted..........    40,498       N/A        N/A       N/A       N/A       N/A      N/A
 Pro Forma(2)...........       N/A    10,680     13,157       N/A       N/A       N/A      N/A
Earnings per share:
 Primary................ $    0.22       N/A        N/A       N/A       N/A       N/A      N/A
 Fully diluted.......... $    0.14       N/A        N/A       N/A       N/A       N/A      N/A
 Pro Forma(2)...........       N/A  $   0.35  $    0.23       N/A       N/A       N/A      N/A
FINANCIAL POSITION:
Property and Equipment,
 net.................... $ 532,513  $158,607  $ 255,608  $105,022  $ 59,099  $ 23,898  $ 6,972
Total Assets............ $ 630,324  $169,788  $ 324,625  $108,965  $ 60,866  $ 24,921  $ 7,076
Intercompany Debt....... $     --   $ 55,976  $     --   $ 80,144  $ 45,131  $ 19,290  $ 5,123
Line of Credit.......... $  27,408       --         --        --        --        --       --
Convertible Mortgage
 Notes Payable, net..... $ 259,981  $ 77,289  $ 101,309  $    --   $    --   $    --   $   --
Shareholders' Equity.... $ 291,869  $ 25,471  $ 204,003  $ 22,971  $ 12,068  $  3,103  $ 1,586
OTHER DATA:
EBITDA (3).............. $  12,893  $ 10,717  $  13,285  $  8,152  $  3,228  $    898  $   107
Cash Provided by (used
 in):
 Operating Activities... $  18,710  $ 10,366  $  12,261  $  6,019  $  2,381  $    599  $   374
 Investing Activities... $(262,382) $(58,863) $(115,453) $(48,116) $(35,474) $(15,751) $(7,007)
 Financing Activities... $ 241,310  $ 51,887  $ 108,711  $ 43,065  $ 33,832  $ 15,275  $ 6,699
STATISTICAL DATA (FOR
 ALL OPERATING
 PROPERTIES):
Occupancy...............      77.2%     80.1%      78.8%     76.6%     75.9%     85.2%   N/A(7)
Average Weekly Rate(4).. $     252  $    221  $     222  $    212  $    186  $    171    N/A(7)
Weekly RevPAR(5)........ $     195  $    177  $     175  $    162  $    141  $    146    N/A(7)
Number of Operating
 Properties at Period
 End....................        50        29         31        20        12         3        2
Property Operating
 Income Margin(6).......      57.7%     50.3%      51.9%     50.7%     46.7%     41.1%   N/A(7)

--------
(1) Property operating expenses consist of all expenses directly related to the operation of the properties and do not include an allocation of corporate operating expenses. Property operating expenses include primarily salaries and wages, utilities, insurance, maintenance and supply costs and property taxes.
(2) Prior to the Mergers, the assets of Homestead were owned by subsidiaries of PTR and ATLANTIC and were managed by subsidiaries of Security Capital. The shares and equity interests of these entities differed substantially from the Shares, Warrants and convertible mortgage notes outstanding after the Mergers. Therefore, management does not believe that historical earnings per share data is meaningful. Pro forma earnings per share assume issuance of the Shares and Warrants for acquisition of the PTR Subsidiaries as of the beginning of 1996 and Shares and Warrants issued to Security Capital and ATLANTIC were outstanding since the Merger closing date.
(3) EBITDA does not represent cash generated from operating activities in accordance with GAAP, is not to be considered as an alternative to net income or any other GAAP measurement of operating performance and is not necessarily indicative of cash available to fund all cash needs. Homestead has included EBITDA herein because Homestead believes that it is one measure used by certain investors to determine operating cash flow. EBITDA, as calculated above, may not be comparable to other similarly titled measures of other companies. EBITDA for the nine months ended September 30, 1997 includes approximately $227,000 of gain from the sale of excess land.
(4) Average weekly rate is determined by dividing room revenue by the number of guest room days occupied for the period and multiplying by seven.
(5) RevPAR is determined by dividing room revenue by the number of guest room days available for the period and multiplying by seven.
(6) Property Operating Margin Income is property operating income (property revenues less property operating expenses) divided by property revenues.
(7) Statistical information for the two property openings, which were pre-stabilized in 1992, is not considered meaningful.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

  The following discussion should be read in conjunction with the "Selected Financial Data" and all of the financial statements and related notes thereto incorporated by reference in the accompanying Prospectus. Historical results and percentage relationships set forth in "Selected Financial Data" and the Financial Statements of Homestead may not be indicative of future operations of Homestead.

OVERVIEW

  Homestead's operating results are substantially influenced by (i) the demand for and supply of extended-stay lodging in Homestead's markets and submarkets,
(ii) occupancy and average weekly rate, (iii) the effectiveness of property level operations and (iv) the pace and cost at which Homestead can develop additional extended-stay lodging properties. Capital and credit market conditions which affect Homestead's cost of capital may influence future operating results.

  Homestead's overall results of operations and financial position are significantly influenced by its development activity. As of September 30, 1997, Homestead had developed, owned and operated 50 Homestead Village properties representing in the aggregate 6,844 rooms in 18 cities and had 50 Homestead Village properties under construction totaling 6,665 rooms within eleven of these cities as well as 15 additional cities. In addition, Homestead owns 18 sites and controls through contracts 33 development sites for which it plans to initiate construction within the next 12 months, for a total of 151 properties in 38 cities. Rooms in operation, under construction or in pre-development planning aggregate 20,286 rooms.

  Homestead's reported results in the financial statements incorporated by reference are also affected by certain matters of financial presentation for the Mergers. The Merger with the subsidiaries of PTR was accounted for as a combination of entities under common control in a manner similar to a pooling of interests, thus the historical financial results of the PTR Subsidiaries are presented for all periods prior to October 17, 1996 and, as Homestead's activities through September 30, 1996 were not significant, the financial statements incorporated by reference consist predominantly of the activities of the PTR Subsidiaries for the nine months ended September 30, 1996. The Merger of the subsidiaries of ATLANTIC was accounted for as a purchase, thus the development activities of the subsidiaries of ATLANTIC are not reflected in the financial statements incorporated by reference until after the Merger closing date. The Merger of the subsidiaries of Security Capital was also accounted for as a purchase, thus the direct costs of personnel for property management and corporate management are reflected in financial results only after the Merger closing date.

RESULTS OF OPERATIONS FOR THE NINE-MONTHS ENDED SEPTEMBER 30, 1997 AND 1996

  Net earnings increased $1.8 million (46.8%) for the nine months ended September 30, 1997 as compared to the same period in 1996. The increase is attributable to an increase of net property operating income of $11.7 million, including $0.2 million of gain on the sale of excess land in 1997, and a decrease in interest expense of $4.1 million, offset by an increase in corporate operating expense of $9.5 million and an increase in depreciation and amortization of $4.9 million.

  Net property operating income increased by $11.7 million primarily as a result of 21 more properties operating at September 30, 1997 than at September 30, 1996. The decrease in interest expense is attributable to the development program as all interest costs incurred in the nine months ended September 30, 1997 were capitalized. The increase in depreciation was also due to the additions to the property portfolio. The amortization increase was due to amortization of the Homestead Village trademark and intangibles acquired in the Mergers.

  The increase of $9.5 million in corporate operating expenses, arising from the post Merger change in corporate structure to an internally managed, stand alone public company as compared to these expenses being absorbed by the PTR REIT Manager, partially offset the above earnings increases.

 Property Operations

  The following table sets forth certain information for Homestead's total operating properties for the periods indicated (performance of the one operating property acquired from ATLANTIC has been included from its opening date of July 1, 1996 versus its acquisition date of October 17, 1996; inclusion of its results in the table for such period has an insignificant effect on the performance data presented):

                                      NINE MONTHS ENDED   THREE MONTHS ENDED
                                        SEPTEMBER 30,        SEPTEMBER 30,
                                      ------------------  --------------------
                                        1997      1996      1997       1996
                                      --------  --------  ---------  ---------
Occupancy............................     77.2%     80.1%      76.6%      78.6%
Average Weekly Rate(1)............... $    252  $    221  $     253  $     224
Weekly RevPAR(2)..................... $    195  $    177  $     194  $     176
Number of Operating Properties at
 Period End..........................       50        29         50         29
Property Operating Income Margin.....     57.7%     50.3%      56.9%      52.0%

--------
(1) Average weekly rate is determined by dividing room revenue by the number of guest room days occupied for the period and multiplying by seven.
(2) RevPAR is determined by dividing room revenue by the number of guest room days available for the period and multiplying by seven.

  Homestead's 21 property openings from the end of the third quarter of 1996 through the end of the third quarter of 1997 were the primary reason for the reported room revenue increase of $16.7 million (68.8%) for the nine months ended September 30, 1997 as compared to the same period in 1996. The increase in room revenue was also due in part to an increase in the average weekly rate of $31.81 (14.4%) in the first nine months ended September 30, 1997 compared to 1996 which was partially offset by lower occupancy in 1997 versus 1996.

  Total property operating expenses increased from $12.1 million to $17.4 million over the same period, an increase of $5.3 million for the nine months ended September 30, 1997. The increase is due primarily to an increase in the number of operating properties as noted above. The RevPAR increase was the primary reason for the improved property operating income margin of 57.7% in 1997.

 Homestead Properties Fully Operating Throughout Both Periods

  Homestead had 20 properties, representing 2,755 rooms, that were fully operational throughout the nine months ended September 30, 1997 and 1996. RevPAR for the nine months ended September 30, 1997 increased to $190.79 from $180.46 for the same period in 1996. The RevPAR increase was due to an increase in average weekly rates for such properties during the nine months ended September 30, 1997 and 1996 to $240.37 from $218.97, respectively, an increase of 9.8%. Partially offsetting the increase in average weekly rates was a decline in average occupancy for such properties during the nine months ended September 30, 1997 and 1996 to 79.4% from 82.4%, respectively. The 1997 decline in occupancy is not projected to continue on a longer term basis and is the direct result of implementing strategic pricing in certain markets, and for third quarter 1997, occupancy for such properties averaged 83.0% versus second quarter 1997 average occupancy of 80.9%. The RevPAR increase described above improved the property operating income margin for comparable properties to 54.4% for the nine months ended September 30, 1997 compared to 48.6% for the same period in 1996.

 Corporate Operating Expenses

  Corporate operating expenses increased $9.5 million for the nine months ended September 30, 1997 as compared to the same period in 1996. This comparison is affected by the fact that 1997 corporate expenses reflect a post Merger operating basis while 1996 operations consist only of the corporate costs and REIT management fee allocations from PTR to the PTR Subsidiaries. The increase is also attributable to the change in corporate structure from external management to internal management and additional corporate costs associated with the continued growth of the company. This change in structure involves costs associated with operating as a public company, recruiting, relocation, and personnel expenses and other costs to create a corporate infrastructure, offset in part by capitalizing costs related to information technology, and the acquisition, development or improvement of real estate.

 Depreciation and Amortization

  Depreciation and amortization increased $4.9 million (166.1%) for the nine months ended September 30, 1997 as compared to the same period in 1996. Depreciation of the cost of properties and improvements is calculated using the straight-line method over the estimated useful lives of the assets. Depreciation expense increased approximately $3.8 million (130.1%) for the nine months ended September 30, 1997 as compared to the same period in 1996. The increase is due to new properties open for the nine months ended September 30, 1997 as compared to the same period in 1996. Homestead also recorded $1,060,000 in amortization expense for the nine months ended September 30, 1997 as a result of the amortization of the Homestead Village trademark and other intangibles acquired in the Mergers.

 Interest Income

  Interest income of $421,000 for the nine months ended September 30, 1997 was a result of interest earned from investment of excess cash on hand.

 Interest Cost

  Total interest cost incurred of $14.4 million (interest before consideration of interest costs capitalized for the period) increased by $8.3 million (135.4%) for the nine months ended September 30, 1997 as compared to the same period in 1996. The increase is due to the increase in investments in operating and under construction properties and the corresponding increase in capitalized interest of $12.4 million in the nine-month period ended September 30, 1997 over the same period in 1996. This increase in capitalized interest is the result of Homestead's increased development activity.

ENVIRONMENTAL MATTERS

  Homestead is not aware of, nor does it expect, any environmental condition on its properties to have a material adverse effect upon its business, results of operations or financial position.

LIQUIDITY AND CAPITAL RESOURCES

  As of September 30, 1997 Homestead had 50 properties in construction and 18 additional sites in planning and owned. Homestead also had 33 sites in planning and under contractual control with acquisition and construction start expected to occur within twelve months. Homestead intends to pursue additional sites for acquisition and development with an expectation of 40 to 50 construction starts annually through the year 2000.

  Unfunded development commitments for properties under construction as of September 30, 1997 approximates $199 million. Expected future investment to develop the properties in planning and owned as of September 30, 1997 is approximately $136 million. The estimated total investment to acquire and develop the properties in planning under contractual control approximates $315 million.

  To fund its development program Homestead had available as of September 30, 1997 approximately $50.5 million under the funding commitment agreements from PTR and ATLANTIC (approximately $20.5 million as of November 30, 1997), outstanding warrants (of which $24.4 million was exercised prior to their October 29, 1997 expiration date), cash from the line of credit described below, and cash from operations in excess of operating needs. It is expected that the funding commitment agreements will be substantially funded in the first quarter of 1998.

  On May 6, 1997, Homestead entered into a secured revolving line of credit facility with Commerzbank AG ("CAG"), as agent and lender, which provided for borrowings of up to $50 million, subject to collateral requirements, with borrowings bearing interest at the Eurodollar rate plus 2.5% per annum, and an unfunded commitment fee of 0.325%. On August 25, 1997, Homestead amended the line of credit agreement to provide for borrowings of up to $100 million, subject to collateral requirements, and to lower the interest to the Eurodollar rate plus 1.9% per annum. Additionally, the unfunded commitment fee was amended to 0.25% if the average unfunded balance is greater than $50 million or 0.325% if the average unfunded balances $50 million or less. The line of credit matures May 1998 and may be extended with the approval of CAG. At September 30, 1997, borrowings under the line totaled $27.4 million at a weighted average stated interest rate of 7.56%. The line requires maintenance of certain financial covenants, specifically, aggregate indebtedness of no more than 65% of gross asset value, as defined, or indebtedness secured by a lien of no more than 60% of gross asset value, as defined. Homestead must also maintain a minimum debt service coverage ratio of earnings before interest, income taxes, depreciation, amortization and gains or losses on sales of assets to debt service, as defined, of no less than 1.3 to 1 and not allow shareholders' equity to be less than $204 million. The covenants also restrict payment of dividends without lender approval. Homestead was in compliance with all such covenants as of September 30, 1997.

  On October 14, 1997, Homestead filed a shelf registration statement with the Securities and Exchange Commission, which registration statement became effective on November 18, 1997, registering the sale of up to $300 million of Shares. The Shares issuable under the registration statement may be offered from time to time, in amounts, at prices and on terms to be set forth at the time of the offerings.

  On November 25, 1997, Homestead obtained a $50 million interim credit agreement with CAG which provides for borrowings, at Homestead's option, at either the Eurodollar rate plus 2.625% or at base rate (the higher of 1/2 of 1% in excess of the federal funds rate or the prime rate) plus 1%. Borrowings under this agreement mature March 15, 1998 or upon the funding of the proceeds of this Offering. During the term of this interim credit agreement, borrowings under Homestead's $100 million secured revolving credit agreement with CAG are limited to $50 million.

  Capital resources in addition to those described above will be needed to fund Homestead's planned developments. Homestead may seek additional credit facility capacity and may issue long-term debt or additional equity securities. There can be no assurance that Homestead will be able to obtain such funding as and when required or on acceptable terms.

 Operating Activities

  Net cash flow provided by operating activities increased by $8.3 million (81%) for the nine months ended September 30, 1997 as compared to the same period in 1996. The increase is due primarily to Homestead's increased property portfolio as described under "--Results of Operation for the Nine Months Ended September 30, 1997 and 1996" as well as improvements in property operations.

 Investing and Financing Activities

  During the nine months ended September 30, 1997, Homestead invested $255.1 million in Homestead properties. The amounts invested in the nine months ended September 30, 1997 were financed primarily from the proceeds of convertible mortgage loans from PTR and ATLANTIC and additionally by proceeds from exercise of Warrants and borrowings on the line of credit. The amounts invested in the nine months ended September 30, 1996 were financed primarily by intercompany borrowings by the PTR Subsidiaries from PTR.

SEASONALITY AND INFLATION

  Based upon the operating history of Homestead properties, management believes that occupancy and revenues may be lower than normal during the months of December and January due to the holiday season. Because many of Homestead's expenses do not fluctuate with occupancy, such declines in occupancy may cause fluctuations or decreases in Homestead's quarterly earnings.

  The rate of inflation as measured by changes in the average consumer price index has not had a material effect on the revenue or operating results of Homestead in 1996. There can be no assurance, however, that inflation will not affect future operating or construction costs.

DIVIDENDS

  The Board intends to follow a policy of retaining earnings to finance Homestead's growth and for general corporate purposes and, therefore, does not anticipate paying any cash dividends in the foreseeable future.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The following are Homestead's directors and executive officers:

          NAME           AGE                       POSITION
          ----           ---                       --------
David C. Dressler, Jr...  44 Co-Chairman, President, Chief Investment Officer and
                             Director(1)
Michael D. Cryan........  46 Co-Chairman, Chief Operating Officer and Director(2)
John P. Frazee, Jr......  53 Director(3)
Manuel A. Garcia III....  54 Director(1)
John C. Schweitzer......  53 Director (3)
C. Ronald Blankenship...  48 Advisory Director
Patricia G. Will........  45 Advisory Director
Jeffrey B. Allen........  49 Managing Director
Robert J. Morse.........  42 Managing Director
Robert C. Aldworth......  44 Senior Vice President and Chief Financial Officer
Gary A. DeLapp..........  38 Senior Vice President
Brian M. Fraser.........  33 Vice President
Robert W. Frost, Jr.....  50 Senior Vice President
Jeffrey A. Klopf........  49 Senior Vice President and Secretary
John R. Patterson.......  46 Senior Vice President
Ken W. Pierce...........  40 Senior Vice President

--------
(1) Class I Director with a term expiring at the annual meeting of shareholders to be held in 2000.
(2) Class II Director with a term expiring at the annual meeting of shareholders to be held in 1998.
(3) Class III Director with a term expiring at the annual meeting of shareholders to be held in 1999.

  DAVID C. DRESSLER, JR.--44--Director; Co-Chairman and Chief Investment Officer of Homestead since May 1996 and President since January 1996, where he oversees all investment and capital allocation decisions; Co-Chairman of Security Capital Investment Research from March 1995 to May 1996; Managing Director of SCG Multifamily Development from January 1994 to August 1995; Managing Director of PTR from May 1993 to May 1996 and Director of the PTR REIT Manager from February 1995 to January 1997; Managing Director of Security Capital (Atlantic) Incorporated (the "ATLANTIC REIT Manager") from April 1992 to May 1996; from 1984 to May 1991, Regional Partner, Trammell Crow Residential based in Boston, Massachusetts (multifamily real estate development and property management).

  MICHAEL D. CRYAN--46--Director; Co-Chairman and Chief Operating Officer of Homestead since October 1996, where he has overall responsibility for operations; formerly with ITT Sheraton Corporation from August 1986 to August 1996, where his most recent position held was Director, Executive Vice President and Chief Financial Officer. Prior thereto, Mr. Cryan held positions with ITT Sheraton Corporation as Director of Acquisitions and Asset Management, Director of Strategic Projects and Director of Operations North America East; from December 1976 to August 1986 Mr. Cryan was with Arthur Andersen & Co. where he was a member of the Worldwide Hospitality Specialty Team focusing on profit improvement and specialty analysis for the hotel industry and providing financial consulting services to real estate and hospitality clients.

  JOHN P. FRAZEE, JR.--53--Director; Chairman, President and Chief Executive Officer of Paging Network Incorporated since August 1997. Formerly President and Chief Operating Officer of Sprint Corporation; prior to the March 1993 merger with Sprint, Mr. Frazee was the Chairman and Chief Executive Officer of Centel Corporation (a major telecommunications company he joined in 1972). He is a member of the Board of Directors of Nalco Chemical Company, Dean Foods Company, Cable Satellite Public Affairs Network ("C-SPAN") and Security Capital. He is a trustee of Rush-Presbyterian-St. Luke's Medical Center, The Newberry Library and Florida State University Foundation.

  MANUAL A. GARCIA III--54--Director; Chief Executive Officer of Davgar Restaurants, Inc. since May 1969 where he is the owner/operator of ten Burger King Restaurants in central Florida, five Pebbles Restaurants, Harvey's Bistro and Manuel's on the 28th Restaurant in Orlando, Florida; Director of Sprint/United Telephone, Security Capital Atlantic Incorporated (multifamily properties), The Foundation for Orange County Public Schools, Florida State University Seminole Boosters' Association, a Director and Member of the Executive Committee of the Florida Citrus Sports Association and National Director of Cities in Schools.

  JOHN C. SCHWEITZER--53--Director; General Partner, G.P. Campbell Capital Ltd. (real estate and investments) since 1976; Managing Partner, Continental Properties Company, Austin, Texas (real estate and investments) since 1976; Trustee, Security Capital Pacific Trust (multifamily properties) and Texas Christian University; Director, Austin Smiles.

  C. RONALD BLANKENSHIP--48--Advisory Director; Managing Director of Security Capital since March 1991; Advisory Director of ATLANTIC from April 1996 to September 1996; from June 1988 to March 1991, Regional Partner, Trammell Crow Residential, Chicago, Illinois (multifamily real estate development and property management); prior thereto, Executive Vice President and Chief Financial Officer, The Mischer Corporation, Houston, Texas (multibusiness holding company with investments primarily in real estate).

  PATRICIA G. WILL--45--Director; Director of Belmont Corporation (a business involved in owning and operating assisted living centers) since February 1997; from 1993 until February 1997, independent real estate developer and consultant; Trustee of Annunciation Orthodox School since 1991, where her board service is closely associated with her capabilities as a developer and real estate advisor; Trustee of Sisters of Charity Healthcare System from 1992 to 1994; from 1988 to 1992, Ms. Will operated Vacation Representatives, a family-owned business providing technology and telemarketing services to the hotel and airline industries.

  JEFFREY B. ALLEN--49--Managing Director of Homestead since August 1, 1997. Prior thereto, Senior Vice President of PTR from September 1995 to August 1997 and the PTR REIT Manager from July 1995 to August 1997, where he had overall responsibility for investments and operations in the Western Region; from October 1981 to July 1995, Managing Director of Paragon Group, where he was responsible for commercial and residential development and management operations in the western region.

  ROBERT J. MORSE--42--Managing Director of Homestead since December 1997; from February 1997 to December 1997, President, Franchise Division ITT Sheraton Corporation; from September 1995 to February 1997 Senior Vice President, Director of Operations ITT Sheraton North American Division; and from May 1992 to September 1995 General Manager, Sheraton Boston Hotel and Towers.

  ROBERT C. ALDWORTH--44--Senior Vice President and Chief Financial Officer of Homestead since June 1997; from January 1996 to May 1997, Mr. Aldworth was with L.A.T. Sportswear, Inc., where he was Executive Vice President and Chief Operating Officer, responsible for manufacturing and distribution operations; from January 1995 to November 1995, Executive and Chief Financial Officer of Harry's Farmers Market, Inc.; from August 1991 to December 1994, Vice President and Chief Financial Officer of Genrad, Inc.

  GARY A. DELAPP--38--Senior Vice President of Homestead since December 1996 and Vice President from May 1996 to November 1996 where he is a member of the operations group; Vice President of Homestead Village Managers Incorporated from February 1996 to October 1996; from July 1983 to February 1996 with Vista Host Inc. where his most recent position was Senior Vice President of Operations.

  BRIAN M. FRASER--34--Vice President of Homestead since December 1996 where he oversees all aspects of human resources; from November 1993 to October 1996, Human Resources Manager for Blockbuster Entertainment; from September 1992 to September 1993, Director of Human Resources with First American Rental; and from July 1985 to August 1992, Director of Human Resources Development for Kinney Shoe Corporation.

  ROBERT W. FROST, JR.--50--Senior Vice President of Homestead since December 1996 and Vice President from May 1996 to November 1996, where he is a member of the development group; from November 1995 to October 1996, Vice President of Homestead Village Managers Incorporated; from February 1982 to November 1995, Vice President of Payless Shoesource, Inc. where he was responsible for real estate and construction in a 23-state region.

  JOHN R. PATTERSON--46--Senior Vice President of Homestead since May 1996 where he is a member of the operations group; Senior Vice President of Homestead Village Managers Incorporated from June 1995 to October 1996; from July 1993 to January 1995, a Senior Vice President in business development of NationsBank in Atlanta; prior thereto, Division President and Partner of Trammell Crow Residential.

  KEN W. PIERCE--40--Senior Vice President of Homestead since March 1997 where he oversees all marketing functions; from July 1982 to February 1997, Mr. Pierce was with Holiday Inn Worldwide where his last position held was Vice President of Relationship Marketing, responsible for developing and directing marketing efforts targeting the business traveler and strategic corporate alliances.

  JEFFREY A. KLOPF--49--Senior Vice President of Homestead since May 1996 and Secretary since January 1996; Senior Vice President and Secretary of PTR, ATLANTIC and Security Capital since January 1996, where he provides securities offerings and corporate acquisition services and oversees the provision of legal services for affiliates of Security Capital; from January 1988 to December 1995, partner of Mayer, Brown & Platt where he practiced corporate and securities law.

OTHER OFFICERS OF HOMESTEAD

  STEPHEN M. BENJAMIN--29--Vice President of Homestead since December 1996 where he has been a member of the development group since January 1996; prior thereto, Mr. Benjamin was with PTR from May 1994 to December 1995, where he was responsible for acquisitions in the Southwest region; from January 1990 to April 1994, Associate with Cushman Wakefield in New York.

  JOHN E. BIALLAS--36--Vice President of Homestead since May 1997, where he is involved in strategic planning and research of new initiatives; from August 1996 to April 1997, a member of the Homestead Village development group; from August 1995 to July 1996, a member of the Security Capital Group Incorporated Management Development Group; prior thereto, a real estate financial analyst with Goldman, Sachs & Co. and former member of the U.S. Air Force.

  JEFFREY D. BROWN--31--Vice President of Homestead since May 1997, where he has been a member of the operations group since July 1995; from August 1994 to June 1995, a member of the Security Capital Group Incorporated Management Development Group; prior thereto, from May 1988 to August 1992, Mr. Brown was with Shurgard Storage Centers, where his last position was Cash Manager, responsible for property level cash management, loan origination and investment portfolio management.

  LAURIE B. BURNS--35--Vice President of Homestead since May 1996 where she is a member of the development group; from November 1995 to October 1996 Vice President of Homestead Village Managers Incorporated; from March 1994 to November 1995, Director of the Real Estate division of Apple South, Inc.; and from June 1986 to March 1994, Ms. Burns was with Taco Bell Corporation where her most recent position held was Director of the Real Estate Division.

  ROBERT E. CLARK--37--Vice President, Treasurer and Controller of Homestead since May 1996 where he has accounting and financial reporting responsibilities; from September 1995 to October 1996 Vice President of Homestead Village Managers Incorporated; from September 1990 to August 1995, Director of accounting for the Residence Inn, Courtyard and Fairfield Inn divisions of Marriott International; and from February 1989 to September 1990, Controller of business travel programs for Marriott where he was responsible for all accounting and finance for Marriott's marketing programs.

  THOMAS A. COBB--40--Vice President of Homestead since December 1996 where he has been a member of the development group since April 1996; from February 1993 to March 1996, President of Digital Telecom, Inc. where he was responsible for management of all corporate office functions; from January 1989 to February 1993, Partner and Director of Construction for McDonald Development Company where he was responsible for the development of industrial, office and warehouse facilities.

  CHARLES R. COLE--39--Vice President of Homestead since December 1997, where he has been a member of the operations group since April 1997; from April 1997 to December 1997, Regional Director of Operations for Homestead. Prior thereto, from April 1992 to April 1997, Mr. Cole was Vice President of Operations, Raleigh, North Carolina, for Red Roof Inns, Inc.

  MICHAEL J GOLDENBERG--32--Vice President of Homestead since December 1997, where he has been a member of the operations group since February 1997; from January 1996 to February 1997, Senior Manager of Financial Planning and Analysis for Homestead; prior thereto, he was General Manager for Residence Inn by Marriott International in Akron, Ohio from July 1993 to January 1996. From April 1990 to July 1993 Mr. Goldenberg served as Operations Analyst for Marriott International in Washington, DC.

  BRADLEY P. GRIGGS--40--Vice President of Homestead since May 1996 where he is a member of the development group; Vice President of Homestead Village Managers Incorporated from September 1995 to October 1996; from November 1990 to September 1995, Project Manager with The Fieldstone Company where he was responsible for development of single family homes in the South California region; and from November 1987 to November 1990, Operations Manager with M. J. Brock and Sons, Inc. for Riverside and San Diego Counties.

  A. DAVID HALE--39--Vice President of Homestead since December 1996 where he is a member of the development group; Vice President of Homestead Village Managers Incorporated from June 1995 to October 1996; from May 1992 to June 1995, Director of Land of Ryland Homes mid-Atlantic region; and from April 1989 to May 1992, Vice President of Acquisition and Development with Questar Properties.

  LAURA L. HAMILTON--34--Vice President of Homestead since May 1996 where she supervises Homestead's due diligence group; Vice President of Homestead Village Managers Incorporated from January 1996 to October 1996; Vice President of PTR from June 1995 to January 1996 where she had been a member of the due diligence group since April 1992; prior thereto Ms. Hamilton was a real estate paralegal with the law firm of Poole, Kelly & Ramo in Albuquerque, New Mexico.

  PETER A. JOBSON--36--Vice President of Homestead since December 1996, where he has been a member of the development group since May 1995; prior thereto, from February 1994 to May 1995 Mr. Jobson was Director of Development with Paragon Group, where he was responsible for multifamily development in Florida; from January 1991 to December 1994, partner in the acquisition of seven commercial properties.

  JEFFRY A. JONES--38--Vice President of Homestead since May 1996 where he is a member of the development group; Vice President of Homestead Village Managers Incorporated from June 1995 to October 1996; Vice President of PTR from February 1995 to October 1996; from June 1993 to January 1995, Vice President of SENTRE Partners where he was responsible for investment acquisitions and development activities in Mexico; and from November 1989 to April 1993, a Development Manager with Stark Companies International where he was responsible for site acquisition and entitlement processing for residential and hotel projects.

  ARTHUR G. MAY--38--Vice President of Homestead since May 1996 where he is a member of the development group; Vice President of Homestead Village Managers Incorporated from June 1995 to October 1996; Vice President of PTR from September 1994 to October 1996; from August 1989 to September 1994, Vice President and Chief Financial Officer at Western Development Group, Inc. where he was responsible for residential development projects; prior thereto, Mr. May was a Project Manager at J. R. Abbott Construction Co., Inc.

  GREGG A. PLOUFF--40--Vice President of Homestead since May 1996 where he is a member of the development group; Vice President of Homestead Village Managers Incorporated from June 1995 to October 1996; Vice President of PTR from March 1995 to October 1996; from July 1994 to March 1995, Vice President of PACIFIC; from November 1993 to July 1994, a member of the acquisitions group of PTR; prior to November 1993, Mr. Plouff served in an acquisitions consulting capacity for PTR; prior thereto, Mr. Plouff was with Trammell Crow Residential, most recently as a partner, where he was involved with residential development in the Dallas, Chicago and Southern California markets.

  KENT K. POULSEN--63--Vice President of Homestead since March 1997 where he is a member of the development group; prior thereto, Vice President of ATLANTIC and the ATLANTIC REIT Manager from September 1995 to March 1997 where he was a member of the development group; from April 1986 to May 1995, Divisional Vice President for Construction of Trammell Crow Residential Illinois Division.

  JERRY D. QUINN--54--Vice President of Homestead since August 1996 where he is a member of the development group; prior thereto, from June 1993 to July 1996, Mr. Quinn was Vice President of PTR, where he was responsible for production of multifamily developments in the Central region; from May 1988 to May 1993, Vice President with Lincoln Properties Company where he was responsible for construction of multifamily projects.

  MARK E. RILEY--39--Vice President of Homestead since May 1996 where he is a member of the development group; Vice President of Homestead Village Managers Incorporated from June 1995 to October 1996; from September 1993 to September 1994, co-founder of Southeast Lodges Development Company where he developed economy extended-stay facilities in the Southeast; and from May 1990 to September 1993, Vice President of Suburban Lodges of America Inc., where he was responsible for franchising and financing activities of economy extended-stay properties.

  F. JOSEPH ROGERS--43--Vice President of Homestead since August 1996 where he has accounting and financial reporting responsibilities; from October 1992 to August 1996, Vice President of SCGroup Incorporated where he was responsible for accounting and financial reporting for Security Capital; prior thereto, Senior Manager with KPMG Peat Marwick.

  SALLY J. ROWLING--44--Vice President of Homestead since December 1996 where she is a member of the development group; prior thereto, Ms. Rowling was with PTR from August 1993 to September 1996, where her last position held was Vice President, responsible for special projects in the Northwest region; from March 1988 to August 1993, Senior Analyst with WilsonSchanzer, Inc., where she was responsible for the analysis of apartment acquisitions.

  KAREN M. SCANLAND--53--Vice President of Homestead since September 1997, where she has been a member of the Southwest Development group since October 1996; from November 1995 to September 1996, Ms. Scanland was a member of Homestead's due diligence group. Prior thereto, she was a member of PTR's due diligence group from June 1995 to November 1995. From December 1992 to June 1995, she served as a Vice President in charge of dispositions for GSE Realty, a subsidiary of Guaranty Federal Bank F.S.B.

  S. SCOTT STEWART--34--Vice President of Homestead since May 1996 where he is a member of the development group; Vice President of Homestead Village Managers Incorporated from June 1995 to October 1996; from May 1993 to January 1995, President of Potomac Land & Development Company; and from November 1991 to May 1993 with Providence Savings Bank as a Real Estate Owned Manager.

  STEVEN M. TANGNEY--43--Vice President of Homestead since December 1996, where he has been a member of the development group since May 1996; from June 1994 to May 1996 member of PTR's development group; prior thereto, from June 1993 to June 1994, Project Manager with the Mount Diablo California Unified School District; from December 1992 to June 1993, Senior Civil Engineer with the Federal Emergency Management Agency; from June 1979 to October 1992, Development Manager for Public Storage, Inc. where he was responsible for acquisitions and development of commercial real estate.

  MATTHEW B. WHALEN--31--Vice President of Homestead since December 1996 where he has been a member of the Development Group since June 1995; from September 1993 to May 1995 with Crimson Partners where his last position held was Vice President, responsible for management of construction projects, market analysis, financial reporting and investor relations. Mr. Whalen founded Crimson Homes, a home-building entity within Crimson Partners, in November 1993.

MANAGEMENT PHILOSOPHY

  Homestead believes that the quality of management should be assessed in the light of the following factors:

  Management Depth/Succession. Management should have several senior executives with the leadership, operational, investment and financial skills and experience to oversee the entire operations of Homestead. Homestead believes that several of its senior officers could serve as the principal executive officer and continue Homestead's performance.

  Strategic Vision. Management should have the strategic vision to determine an investment focus that provides both favorable initial yields and strong long-term growth prospects. Homestead will demonstrate its strategic vision by focusing Homestead on the extended-stay lodging business in target markets where demographic and supply factors will permit high occupancies at increasing rates.

  Research Capability. Management should have the means for researching both markets and product to determine appropriate investment opportunities. Homestead divides its target markets into multiple submarkets for analytical purposes. Through its relationship with Security Capital Investment Research, Homestead will have several professionals devoting substantial time to research, on a submarket-by-submarket basis, who are closely supervised by the executive officers of Homestead.

  Investment Committee Process. Homestead has established an investment committee process to provide discipline and guidance for the investment activities of Homestead in order to achieve its long-term strategic objectives. Committee members include Messrs. Dressler, Cryan, Allen, Morse, DeLapp and Ms. Hamilton. The Investment Committee receives detailed written analyses and research, in a standardized format, from Homestead's development and acquisition personnel and evaluates all prospective investments pursuant to uniform underwriting criteria prior to submission of investment recommendations to the Board. The quality of the Investment Committee's process will be evident from the ability of Homestead to achieve its investment goals, generally exceeding its projected initial returns and growth from the extended-stay lodging business.

  Development Capability. Homestead develops its own properties and has no plans or intentions of acquiring existing hotel properties and converting them to the Homestead Village concept. Homestead's personnel have substantial development experience. Homestead has 68 full-time professionals committed to development activities, including seven full-time due diligence professionals. Homestead has engaged in substantial development at attractive yields that have generally exceeded projections.

  Due Diligence Process. Management should have experienced personnel dedicated to performing intelligent and thorough due diligence. Homestead has seven full-time due diligence professionals and has developed uniform systems and procedures for due diligence.

  Operating Capability. Management can substantially improve cash flow by actively and effectively managing assets. Homestead has 87 full time operations, finance and accounting professionals and has devoted substantial financial resources to developing value-added operating systems, which control and effectively administer the operation of Homestead's extended-stay lodging business.

                     CERTAIN RELATIONSHIPS AND TRANSACTIONS

SECURITY CAPITAL INVESTOR AGREEMENT

  Homestead and Security Capital have entered into the Security Capital Investor Agreement which, among other things, provides that, without having first consulted with the nominee of Security Capital designated in writing, Homestead may not seek Board approval of (i) Homestead's annual budget, (ii) incurring expenses in any year exceeding (A) any line item in the annual budget by 20% and (B) the total expenses set forth in the annual budget by 5%, (iii) acquisitions or dispositions in a single transaction or group of related transactions where the aggregate purchase price paid or received exceeds $5 million, (iv) new contracts with a service provider (A) for investment management, property management or leasing services, or (B) that reasonably contemplates annual contract payments by Homestead in excess of $200,000, (v) the declaration or payment of any dividend or other distribution, (vi) the approval of stock option plans, (vii) the offer or sale of any shares of stock of Homestead or any securities convertible into shares of stock of Homestead (other than the sale or grant of any stock or grants of options or exercise of options granted under any benefit option plan approved by stockholders) and
(viii) the incurrence, restructuring, renegotiation or repayment of indebtedness for borrowed money in which the aggregate amount involved exceeds $5 million. The Security Capital Investor Agreement also provides that, so long as Security Capital owns at least 10% of the outstanding Shares, Homestead may not increase the number of persons serving on the Board to more than seven without the approval of Security Capital. Security Capital also will be entitled to designate one or more persons as directors of Homestead, as follows: (i) so long as Security Capital owns at least 10% but less than 30% of the outstanding Shares, it is entitled to nominate one person; and (ii) so long as Security Capital owns at least 30% of the outstanding Shares, it is entitled to nominate that number of persons as shall bear approximately the same ratio to the total number of members of the Board as the number of Shares beneficially owned by Security Capital bears to the total number of outstanding Shares, provided that Security Capital shall be entitled to designate no more than two persons so long as the Board consists of no more than seven members. Any person who is employed by Security Capital or who is an employee, a 25% shareholder or a director of any corporation of which Security Capital is a 25% shareholder (except for Homestead) shall be deemed to be a designee of Security Capital. The nominee(s) of Security Capital may, but need not, be the same person(s) nominated by either PTR pursuant to the PTR Investor Agreement or ATLANTIC pursuant to the ATLANTIC Investor Agreement.

  In addition, because Security Capital is an affiliate of Homestead, the Security Capital Investor Agreement provides Security Capital with registration rights pursuant to which, in certain specified circumstances, Security Capital may request, and on not more than three occasions, registration of all of Security Capital's Shares pursuant to Rule 415 under the Securities Act.

FUNDING COMMITMENT AGREEMENTS

  Pursuant to funding commitment agreements dated October 17, 1996 (the "Funding Commitment Agreements"), each of PTR and ATLANTIC agreed to make convertible mortgage loans to Homestead after October 17, 1996 with face amounts of up to $154,047,877 and $98,028,471, respectively. The obligations of PTR and ATLANTIC are limited to a specific dollar amount for each property identified in the respective Funding Commitment Agreements. Upon any determination by Homestead to commence development of a property identified in the Funding Commitment Agreement, Homestead is required to notify PTR or ATLANTIC, as the case may be, and PTR or ATLANTIC, as the case may be, is required to endeavor in good faith to fund up to the full amount of its obligation with respect to such property. Homestead is required to complete the development of such property consistent with the development plans for such property. Each mortgage loan issued by Homestead pursuant to a Funding Commitment Agreement is convertible into Shares on the basis of one Share for every $11.50 of principal outstanding on the mortgage loan. The obligation of Homestead to call for funding of, and the obligations of PTR and ATLANTIC to provide funding for, the mortgage loans expires on March 31, 1998, except with respect to properties for which Homestead has given notice that it intends to develop. Interest on the mortgage loans accrues at the rate of 9% on the unpaid principal balance, payable every six months. The mortgages are scheduled to mature on October 31, 2006, and are not callable until May 28, 2001. Homestead has pledged substantially all of the assets contributed by PTR or ATLANTIC, as the case may be, as collateral for the mortgage loans. As of November 30, 1997, PTR and ATLANTIC have funded approximately $123 million and $106 million, respectively, under their respective Funding Commitment Agreements since the date of the Mergers. It is expected that substantially all amounts will be funded by the end of the first quarter of 1998.

  Pursuant to each Funding Commitment Agreement, PTR and ATLANTIC will provide Homestead aggregate funding on such developments in the amounts of up to approximately $138 million and $111 million, respectively, which amounts are anticipated to be sufficient to substantially complete the development of the respective Homestead Village properties contributed by them. PTR and ATLANTIC will receive convertible mortgage notes in respect of such fundings with face amounts of up to approximately $154 million and $98 million, respectively. The effect of these provisions is that PTR will fund $898,000 for each $1,000,000 face amount of convertible mortgage loans and ATLANTIC will fund $1,133,535 for each $1,000,000 face amount of convertible mortgage loans. The face amount of the convertible mortgage loans was determined based on a 9% interest rate to provide an effective yield to each of PTR and ATLANTIC that is reflective of the relative rates of return anticipated to be realized on all of the properties contributed by PTR and ATLANTIC, respectively.

ATLANTIC AND PTR INVESTOR AGREEMENTS

  ATLANTIC and PTR have each entered into an investor and registration rights agreement with Homestead (the "ATLANTIC and PTR Investor Agreements") pursuant to which ATLANTIC and PTR each are entitled to designate one person for nomination to the Board, and Homestead will use its best efforts to cause the election of such nominee(s), until March 31, 1998 and for so long thereafter as PTR or ATLANTIC has the right to convert in excess of $20 million in principal amount of loans made pursuant to their respective Funding Commitment Agreement. Such nominee(s) may, but need not, be the same person(s) nominated by Security Capital pursuant to the Security Capital Investor Agreement. In addition, Homestead has granted to each of ATLANTIC and PTR registration rights with respect to the issuance upon conversion and the distribution of all of the Shares issuable upon conversion of the convertible mortgage notes. Each of ATLANTIC and PTR may request three registrations pursuant to Rule 415 promulgated under the Securities Act of all Shares issued or issuable upon conversion of the convertible mortgage notes. Such registrations, except for the fees and disbursements of counsel to ATLANTIC or PTR, shall be at the expense of Homestead.

ADMINISTRATIVE SERVICES AGREEMENT

  As of October 17, 1996, Homestead entered into an administrative services agreement with Security Capital (the "Administrative Services Agreement"), pursuant to which Security Capital provides Homestead with administrative services with respect to certain aspects of Homestead's business. These services include, but are not limited to, insurance administration, accounts payable administration, internal audit, cash management, human resources, management information systems, tax and legal administration, research, shareholder communications and investor relations. The fees payable to Security Capital are based on identifiable costs incurred by Security Capital on behalf of Homestead plus 20% to cover overhead. Any arrangements under the Administrative Services Agreement for the provision of services are required to be commercially reasonable and on terms not less favorable than those which could be obtained from unaffiliated third parties. The Administrative Services Agreement is for an initial term expiring on December 31, 1997 and is automatically renewable for one-year terms, subject to approval by a majority of the independent members of the Board and the approval by the disinterested members of the Board of the annual compensation payable to Security Capital for services rendered to Homestead. Homestead incurred fees of $1,620,000 to Security Capital for administrative services provided in the nine-month period ended September 30, 1997 and incurred fees of $375,000 for the period from October 17, 1996 to December 31, 1996.

  Homestead believes its relationship with Security Capital under this agreement provides it with certain advantages, including access to greater quality and depth of management personnel and resources, highly focused research, information systems, insurance, cash management and legal support provided at substantial economies of scale, than it could currently provide internally.

                                 THE OFFERING

RIGHTS

  Homestead is issuing as a dividend, at no cost, to each holder of Shares of record as of the close of business on the Record Date, one Right for each Share held by such holder on the Record Date. Four Rights entitle the holder thereof to purchase one Share at the Subscription Price. The Rights are evidenced by transferable Rights certificates, which shareholders will receive with the delivery of this Prospectus Supplement. A holder of Rights may (a) subscribe for Shares through the exercise of all of his or her Rights, thereby preserving approximately the same relative equity ownership interest in Homestead, (b) subscribe for Shares through the exercise of part of his or her Rights and transfer or sell the remainder of his or her Rights, (c) transfer or sell all of his or her Rights or (d) allow part or all of his or her Rights to expire unexercised. In any of the latter three cases, the shareholder would own a smaller relative equity ownership and voting interest in Homestead after the Offering.

SUBSCRIPTION PRICE

  The Subscription Price for one Share, which may be purchased upon the exercise of four Rights, is $15.

EXPIRATION DATE

  The Rights will expire and become void at 5:00 p.m. Eastern Standard time on January 15, 1998 or such later date as Homestead may determine in its sole discretion. The Rights will thereafter have no value. Notice will be given to shareholders of record on the Record Date, by mail or by publication in a newspaper of national circulation, of a new Expiration Date in the event Homestead extends the period for the exercise of the Rights.

OVERSUBSCRIPTION PRIVILEGE

  A holder of Shares on the Record Date who validly exercises all of the Rights initially issued to such holder to the extent possible will have the further right to exercise the Oversubscription Privilege for Unsubscribed Shares at the Subscription Price. Only holders of Shares on the Record Date will be entitled to the Oversubscription Privilege. Holders of Shares so entitled to exercise the Oversubscription Privilege may subscribe for as many Shares as desired (subject to the maximum number of Shares offered in the Offering and certain other restrictions). See "--Limitation on Subscriptions". If the demand for Shares pursuant to the Oversubscription Privilege exceeds the number of Shares available, holders of Shares on the Record Date shall participate in the Oversubscription Privilege (up to, but not exceeding, the number of Shares oversubscribed for by each such holder) pro rata based upon the number of Rights exercised by each such person (without regard to the number of Shares oversubscribed for by each such person pursuant to the Oversubscription Privilege), with fractional Shares adjusted in any manner Homestead deems appropriate. Promptly after the Expiration Date, Homestead will send each subscriber exercising the Oversubscription Privilege a written confirmation of the number of Shares allocated to such subscriber under the Oversubscription Privilege. Any amounts overpaid by subscribers will be refunded promptly after the Expiration Date without interest.

UNSUBSCRIBED SHARES AND THIRD PARTY SALES

  Homestead, with the assistance of Capital Markets Group, will, simultaneously with the offering of Shares to Rights holders, seek third-party investors to acquire Unsubscribed Shares, including Additional Shares, which Homestead may offer in its sole discretion. Capital Markets Group will offer the Unsubscribed Shares and Additional Shares, at the Subscription Price, on a best-efforts basis in jurisdictions where it is authorized to do so. Homestead will indemnify Capital Markets Group against certain civil liabilities, including liabilities under the Securities Act. The Offering of the Unsubscribed Shares and Additional Shares of Homestead, an affiliate of Capital Markets Group, is being conducted in accordance with NASD Rule 2720. No person has committed to underwrite the sale of Unsubscribed Shares or Additional Shares to third parties. Homestead will pay a fee of 1% of the total proceeds raised in the Offering to Capital Markets Group. Homestead has agreed to pay the expenses of Capital Markets Group related to the Offering, which expenses are not expected to exceed $25,000.

  Third-party investors who desire to purchase Unsubscribed Shares or Additional Shares should mail or deliver the subscription form (the "Subscription Form") to the Subscription Agent (as hereinafter defined) at the appropriate address set forth under "--Subscription Agent". The Subscription Form must be properly completed and duly executed. Subscription Forms may be obtained by contacting Capital Markets Group at (505) 986-6506. Subscriptions for less than 1,000 Shares from third-party investors will not be accepted. If subscriptions exceed available Shares, Homestead may allocate available Unsubscribed Shares or Additional Shares in Homestead's sole discretion. Subscription Forms must be received by the Subscription Agent prior to 5:00 p.m. Eastern Standard time on the Expiration Date. Subscription Forms received after such time will not be honored. On or promptly after January 16, 1998, the business day after the Expiration Date, Capital Markets Group will send each third-party investor a written confirmation of the number of Shares allocated to such investor. On or prior to January 23, 1998, the fourth business day after the Expiration Date, third-party investors must deliver payment for the Shares subscribed for to the Subscription Agent by wire transfer of immediately available funds, based upon such investor's prorated allocation of Shares as notified by Homestead or Capital Markets Group.

  Capital Markets Group is affiliated with Homestead and, acting as placement agent, may be deemed to be an "underwriter" under the Securities Act in connection with this offering.

LIMITATION ON SUBSCRIPTIONS

  In its sole discretion, Homestead may reduce subscriptions to ensure that no shareholder (other than Security Capital) will beneficially own more than 9.8% of the Shares following the Offering. Homestead's Charter limits each shareholder's beneficial ownership to 9.8% of the outstanding Shares without approval of the Board. The Board has the authority pursuant to the Charter to redeem any Shares in excess of such 9.8% limit. See "Description of Shares-- Restriction on Size of Holdings" in the accompanying Prospectus.

WITHDRAWAL

  Homestead reserves the right to withdraw the Rights offering (and the offering of Unsubscribed Shares and Additional Shares to third parties) at any time prior to or on the Expiration Date and for any reason (including, without limitation, the market price of the Shares), in which event all funds received from subscribers will be refunded promptly without interest.

PRINCIPAL SHAREHOLDER

  Security Capital has agreed to exercise its Rights in full for the base amount of 4,520,007 Shares and may seek to acquire additional Shares under the Oversubscription Privilege or through the exercise of Rights it may acquire from others. Its purchases are subject to availability of Shares on the same terms applicable to other shareholders.

SUBSCRIPTION AGENT

  The subscription agent is BankBoston, N.A. (the "Subscription Agent"). The address to which Rights Certificates, Subscription Forms, Notices of Guaranteed Delivery and payments should be mailed or delivered is:

          By Regular Mail:                     By Facsimile Transmission:
          BankBoston, N.A.                           (781) 575-2232
      Corporate Reorganization                       (781) 575-2233
            P.O. Box 8029                   (for Eligible Institutions Only)
  Boston, Massachusetts 02266-8029            Fax Confirmation by Telephone
                                                     (781) 575-3120

              By Hand:                       By Overnight Courier or Express
   Securities Transfer & Reporting                        Mail:
           Services, Inc.                           BankBoston, N.A.
        c/o BankBoston, N.A.                    Corporate Reorganization
      55 Broadway, Third Floor                      150 Royall Street
         New York, New York                    Canton, Massachusetts 02021

  Delivery of Rights Certificates, Subscription Forms, Notices of Guaranteed Delivery and payments (other than wire transfers) other than as set forth above will not constitute a valid delivery.

  ANY QUESTIONS OR REQUESTS FOR ASSISTANCE CONCERNING THE METHOD OF SUBSCRIBING FOR SHARES OR FOR ADDITIONAL COPIES OF THIS PROSPECTUS SUPPLEMENT SHOULD BE DIRECTED TO HOMESTEAD'S INFORMATION AGENT, GEORGESON & COMPANY, INC., AT 1-800-223-2064.

FRACTIONAL SHARES

  No fractional Shares will be issued, and Homestead may adjust for fractional Shares resulting from the exercise of the Oversubscription Privilege in any manner it deems appropriate. Rights Certificates may not be divided in such a manner as to create fractional Rights or permit holders to subscribe for a greater number of Shares. Banks, trust companies, securities dealers and brokers that hold Shares as nominees for more than one beneficial owner may have a Rights Certificate divided by the Subscription Agent (see "--Method of Transferring Rights"), or may, upon proper showing to the Subscription Agent, exercise their Rights Certificates on the same basis as if the beneficial owners were record holders on the Record Date. Homestead reserves the right to deny any division of Rights Certificates if in its opinion the result would be inconsistent with the intent of this privilege.

METHOD OF EXERCISING RIGHTS AND OVERSUBSCRIPTION PRIVILEGE

  Shares may be subscribed for pursuant to the exercise of Rights and the Oversubscription Privilege by properly completing and duly executing the Rights Certificate accompanying this Prospectus Supplement and mailing or delivering the Rights Certificate, together with payment of the full Subscription Price for each Share subscribed for pursuant to the exercise of Rights and the Oversubscription Privilege, to the Subscription Agent at the appropriate address set forth above. Banks, trust companies, securities dealers and brokers that hold Shares as nominee for more than one beneficial owner may, upon proper showing to the Subscription Agent, exercise their Rights and Oversubscription Privilege on the same basis as if the beneficial owners were record holders on the Record Date. Payments must be made in United States currency by personal check, cashier's check, bank draft or money order drawn on a bank located in the United States payable to the order of "Homestead Rights Offering". In the case of holders of Rights that are held of record through The Depository Trust Company ("DTC"), such Rights may be exercised by instructing DTC to transfer Rights from such holder's DTC account to the Subscription Agent's DTC account, together with payment of the full Subscription Price. Except as described under "--Late Delivery of Payments and Rights Certificates", to be accepted, the properly completed and duly executed Rights Certificate and the payment must be received by the Subscription Agent prior to 5:00 p.m. Eastern Standard time on the Expiration Date. Rights Certificates received after such time will not be honored.

  A holder of Rights who exercises fewer than all of the Rights represented by his or her Rights Certificate will receive from the Subscription Agent a new Rights Certificate representing the unexercised Rights. No new Rights Certificates will be issued after January 8, 1998. Neither Homestead nor the Subscription Agent shall incur any liability if a Rights Certificate, furnished by the Subscription Agent or otherwise, is not received in time to be exercised, transferred or sold.

  The instruction letter accompanying the Rights Certificate should be read carefully and strictly followed. DO NOT SEND RIGHTS CERTIFICATES OR PAYMENTS TO HOMESTEAD. Except as described under the captions "--Unsubscribed Shares and Third Party Sales" and "--Late Delivery of Payments and Rights Certificates", no subscription will be deemed to have been received until the Subscription Agent has received delivery of a properly completed and duly executed Rights Certificate and payment of the full Subscription Price. The risk of delivery of all documents and payments is on subscribers, not Homestead or the Subscription Agent. If the mail is used, it is recommended that insured, registered mail, return receipt requested, be used and that a sufficient number of days be allowed to ensure delivery to the Subscription Agent before the Expiration Date.

LATE DELIVERY OF PAYMENTS AND RIGHTS CERTIFICATES

  If, prior to 5:00 p.m. Eastern Standard time on the Expiration Date, the Subscription Agent has received a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form accompanying this Prospectus Supplement (either by hand, mail, telegram or facsimile transmission) specifying the name of the holder of Rights and the number of Shares subscribed for (stating separately the number of Shares subscribed for pursuant to the exercise of Rights and the Oversubscription Privilege) and guaranteeing that the properly completed and duly executed Rights Certificate and payment of the full Subscription Price for all Shares subscribed for will be delivered to the Subscription Agent within three business days after the Expiration Date, such subscription may be accepted, subject to the Subscription Agent's withholding the certificates for the Shares until receipt of the properly completed and duly executed Rights Certificate and payment of such amount within such time period. In the case of holders of Rights that are held of record through DTC, such Rights may be exercised by instructing DTC to transfer Rights from such holder's DTC account to the Subscription Agent's DTC account, together with payment of the full Subscription Price. The Notice of Guaranteed Delivery must be guaranteed by a commercial bank, trust company or credit union having an office, branch or agency in the United States or by a member of the Stock Transfer Association approved medallion program such as STAMP, SEMP or MSP. Notices of Guaranteed Delivery and payments should be mailed or delivered to the appropriate addresses set forth under "-- Subscription Agent".

METHOD OF TRANSFERRING RIGHTS

  Rights may be transferred in whole or in part to persons who are residents of the United States. Rights may be transferred in whole by endorsing the Rights Certificate for transfer. Rights may be transferred in part by delivering to the Subscription Agent, at the appropriate addresses set forth under "--Subscription Agent", a Rights Certificate that has been properly endorsed for transfer, with instructions to reissue the Rights in part in the name of the transferee and reissue the balance to the Rights holder. The Rights Certificate must be received by the Subscription Agent by 5:00 p.m. Eastern Standard time on January 8, 1998 for new Rights Certificates to be issued. Unless arrangements are made for return overnight delivery, new Rights Certificates to be issued on or about January 8, 1998 may not be received prior to the Expiration Date. Any arrangements for, and the related expenses of, overnight delivery of new Rights Certificates must be made by the individual holder. Any questions regarding the transfer of Rights should be directed to Homestead's information agent, Georgeson & Company, Inc., at 1-800-223-2064.

  All commissions, fees and other expenses (including brokerage commissions and any transfer taxes) incurred in connection with the purchase, sale or exercise of Rights are for the account of the transferor or the transferee of the Rights, and none of such commissions, fees or expenses will be paid by Homestead.

  Pursuant to a listing application for the underlying Shares, the Rights will be traded on the AMEX under the symbol "HSD.RT". Pursuant to the rules of the AMEX, the Rights will be traded only up to the close of the AMEX on January 14, 1998, the business day preceding the Expiration Date. No assurance can be given that a public market will develop or be sustained for the Rights.

VALIDITY OF SUBSCRIPTIONS

  All questions with respect to the validity and form of the exercise of any Rights or the Oversubscription Privilege or third-party subscriptions for Unsubscribed Shares or Additional Shares (including time of receipt and eligibility to participate in the Offering) will be determined solely by Homestead, which determination shall be final and binding. Once made, subscriptions and directions are irrevocable, and no alternative, conditional or contingent subscriptions or directions will be accepted. Homestead reserves the absolute right to reject any subscriptions or directions not properly submitted or the acceptance of which, in the opinion of Homestead's counsel, would be unlawful. Any irregularities in connection with subscriptions must be cured prior to the Expiration Date unless waived by Homestead in its sole discretion. Neither Homestead nor the Subscription Agent shall be under any duty to give notification of defects in subscriptions or incur any liability for failure to give such notification. A subscription will be deemed to have been accepted (subject to Homestead's right to withdraw or terminate the Offering) only when a properly completed and duly executed Subscription Form or Rights Certificate, any other required documents and payment of the full Subscription Price with respect to such subscription have been received by the Subscription Agent. Homestead's interpretations of the terms and conditions of the Offering shall be final and binding.

RIGHTS OF SUBSCRIBERS

  Subscribers will have no rights as shareholders of Homestead with respect to Shares subscribed for until certificates representing such Shares are issued to them. Subscribers will have no right to revoke their subscriptions after delivery to the Subscription Agent of a completed Rights Certificate or Subscription Form and any other required documents.

SUBSCRIPTION PROCEEDS

  All proceeds received by the Subscription Agent with respect to the exercise of Rights and the Oversubscription Privilege and with respect to subscriptions for Unsubscribed Shares or Additional Shares will be held by the Subscription Agent. If the Offering is withdrawn or terminated for any reason, the Subscription Agent will return promptly to each subscriber all funds received from such subscriber. No interest will be paid on funds returned due to withdrawal or termination of the Offering or the proration of oversubscriptions (either pursuant to the Oversubscription Privilege or the sale of Unsubscribed Shares or Additional Shares) or otherwise.

FOREIGN SHAREHOLDERS

  Rights Certificates will not be mailed to shareholders whose mailing address is outside the United States or the Province of Ontario, Canada, but will instead be held by the Subscription Agent for such shareholders' accounts until transfer instructions are received. If no instructions are received prior to 10:00 a.m. Eastern Standard time on the fifth business day preceding the Expiration Date, the Subscription Agent will endeavor to sell the Rights of such shareholders for their respective accounts. The net proceeds, if any, from such sales (based on the average price received during such day) will be distributed to such foreign holders. No assurances can be given that the Subscription Agent will be able to sell such Rights.

  The Rights issued pursuant to this Rights offering to residents of Ontario are not transferable in Ontario and the Shares issued to residents of Ontario upon exercise of Rights may not be sold or otherwise disposed of for value in Ontario, except pursuant to either a prospectus or a statutory exemption available only in specific and limited circumstances.

DELIVERY OF SHARES

  Certificates for Shares purchased pursuant to the exercise of Rights will be mailed as soon as practicable following the receipt of all required documents and payment in full of the Subscription Price due for such Shares. Certificates for Shares purchased pursuant to the exercise of the Oversubscription Privilege or third-party subscriptions for Unsubscribed Shares or Additional Shares will be mailed as soon as practicable after the Expiration Date and the receipt of all required documents and payment in full of the Subscription Price due for such Shares. In the case of shareholders whose Shares are held through DTC and third-party investors who arrange for delivery and payment through DTC, the appropriate participant account will be credited. Any refunds in connection with subscriptions will be mailed as soon as practicable after the Expiration Date without interest.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS REGARDING THE OFFERING

  The following discussion summarizes the material U.S. federal income tax consequences of the Offering to Homestead and its shareholders. To the extent such summary discusses matters of law, such summary represents the opinion of Mayer, Brown & Platt. The following discussion is based upon the current provisions of the

Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, administrative pronouncements, judicial decisions and Treasury Regulations, all of which are subject to change, possibly with retroactive effect. The following discussion does not purport to be a complete discussion of all U.S. federal income tax considerations relating to the Offering. The following discussion does not address the tax consequences of the Offering under state, local or non-U.S. tax laws. In addition, the following discussion may not apply, in whole or in part, to particular categories of Homestead shareholders, such as dealers in securities, insurance companies, foreign persons, tax-exempt organizations and financial institutions. A tax ruling from the Internal Revenue Service has not been requested. The discussion of U.S. federal income tax considerations of the Offering set forth below assumes that the Shares owned by a shareholder and the Shares issued pursuant to the Offering constitute capital assets in the hands of such shareholder. It should be noted that under current law, net capital gains of individuals are, under certain circumstances, taxed at lower rates than items of ordinary income, and the deductibility of capital losses is subject to limitations. THE FOLLOWING DISCUSSION IS INCLUDED FOR GENERAL INFORMATION ONLY. ALL HOMESTEAD SHAREHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS TO DETERMINE THE SPECIFIC TAX CONSEQUENCES OF THE OFFERING, INCLUDING ANY STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES.

 Taxation of Homestead's Shareholders

  Receipt of Right. A shareholder (including a foreign shareholder) will not recognize any gain or loss upon his or her receipt of a Right.

  Tax Basis of Right. If a shareholder exercises or sells a Right, the tax basis of such Right in the hands of the shareholder will be determined by allocating the shareholder's existing tax basis of his or her Shares with respect to which the Right was distributed ("Old Shares") between his or her Old Shares and the Right, in proportion to their relative fair market values on the date of distribution. If, however, the fair market value of the Rights distributed to the shareholder (on the date of distribution) is less than 15% of the fair market value of his or her Old Shares, the tax basis of each Right will be deemed to be zero unless the shareholder affirmatively elects, by attaching an election statement to his or her federal income tax return for the year in which he or she receives his or her Rights, to compute the tax basis of his or her Rights in accordance with the preceding sentence. Once made, such an election is irrevocable. A Right will not be treated as having any tax basis if it lapses and, therefore, the holder of an expired Right will not recognize a loss for tax purposes.

  Sale of Right. If a shareholder sells a Right, the shareholder will generally recognize capital gain or loss in an amount equal to the difference between the proceeds of the sale and the shareholder's tax basis of such Right. Such gain or loss will be long-term capital gain or loss if the shareholder's holding period for such Right (which will include the shareholder's holding period for his or her Old Shares) is more than one year from the date of sale.

  Exercise of Right. No gain or loss will generally be recognized by a shareholder (including a foreign shareholder) upon the purchase of a Share pursuant to the exercise of a Right. The tax basis of the Shares purchased pursuant to the exercise of the Rights will be equal to the sum of (a) the shareholder's tax basis of the Rights exercised and (b) the Subscription Price paid for such Shares. The holding period of the Shares purchased pursuant to the exercise of Rights will commence on the date of exercise. Upon the subsequent sale of such Shares (other than to Homestead pursuant to a redemption), the shareholder will generally recognize capital gain or loss in an amount equal to the difference between the proceeds of the sale and the shareholder's tax basis of such Shares. Such gain or loss will be long-term capital gain or loss if the shareholder's holding period for such Shares is more than one year on the date of sale.

  Foreign Persons. Gains from the sale of the Shares and the Rights by a foreign person should not be subject to U.S. taxation, unless either (i) such gain is effectively connected with such person's U.S. business or, in the case of an individual foreign person, such person is present within the U.S. for more than 182 days in such taxable year or (ii) such person held more than five percent of the Shares at some time during the five-year period ending on the date of the sale of the Shares or the Rights.

 Taxation of Homestead

  Homestead will generally not recognize any gain or loss upon (a) the issuance of Rights, (b) the receipt of cash for Shares pursuant to the exercise of Rights or (c) the lapse of Rights.

                              VALIDITY OF SHARES

  The validity of the Shares offered hereby will be passed upon for Homestead by Mayer, Brown & Platt, Chicago, Illinois. Mayer, Brown & Platt has in the past represented and is currently representing Homestead and certain of its affiliates, including Security Capital.

PROSPECTUS

                        HOMESTEAD VILLAGE INCORPORATED

                                 $300,000,000

                                 COMMON STOCK
                          (PAR VALUE $.01 PER SHARE)

                               ----------------

  Homestead Village Incorporated ("Homestead") may from time to time offer shares of its Common Stock, par value $.01 per share (the "Shares"), in amounts, at prices and on terms to be set forth in a supplement to this Prospectus (a "Prospectus Supplement").

  The Shares may be offered directly by Homestead, through agents designated from time to time by Homestead, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Shares, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See "Plan of Distribution." No Shares may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of such Shares.

                               ----------------

THESE  SHARES HAVE  NOT BEEN  APPROVED OR  DISAPPROVED BY  THE SECURITIES  AND
 EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION,  NOR  HAS  THE
  SECURITIES AND  EXCHANGE  COMMISSION  OR ANY  STATE  SECURITIES COMMISSION
  PASSED   UPON  THE   ACCURACY  OR   ADEQUACY  OF   THIS  PROSPECTUS.   ANY
   REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

               THE DATE OF THIS PROSPECTUS IS DECEMBER 29, 1997.

                        HOMESTEAD VILLAGE INCORPORATED

  Homestead is committed to creating significant shareholder value by becoming the leading developer, owner and operator of moderately priced, extended-stay lodging properties throughout the United States. Homestead's strategic focus is on the corporate business traveler. Homestead has developed a proprietary operating system aimed at ensuring its customers a consistent, high-quality, uniform lodging experience. Homestead's development program targets infill locations proximate to major business centers and convenient to services desired by its customers. Homestead seeks to build a national brand recognized and valued by its major corporate customers by concentrating on delivering high-quality service and product in desirable locations.

  Homestead has a five-year operating history in the extended-stay market. Homestead's research and experience has better enabled it to develop a product which responds to the extended-stay lodging needs of the corporate business traveler. Homestead's research indicates that there is a significant and growing amount of corporate demand for the extended-stay product, particularly among business travelers on temporary assignment, undergoing relocation or in training. Homestead's objective is to serve its targeted customer base by providing exceptional customer service, locating in markets with high concentrations of business activity and offering a purpose-built product at an affordable price.

  Homestead is a Maryland corporation. Its executive offices are located at 2100 RiverEdge Parkway, Atlanta, Georgia 30328, and its telephone number is
(770) 303-2200.

                                USE OF PROCEEDS

  Unless otherwise described in the applicable Prospectus Supplement, the net proceeds from the sale of Shares will be used for the acquisition of sites and the development of additional extended-stay lodging properties as suitable opportunities arise, for the repayment of certain outstanding indebtedness at such time, for working capital purposes and, to a lesser extent, for capital improvements to properties.

                          DESCRIPTION OF COMMON STOCK

GENERAL

  The authorized stock of Homestead consists of 250,000,000 shares of common stock, $0.01 par value per share. The board of directors of Homestead (the "Board") may classify or reclassify any unissued shares of stock from time to time by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications or terms or conditions of redemption of such stock. No holder of any class of stock of Homestead will have any preemptive right to subscribe to any securities of Homestead except as may be granted by the Board in authorizing the issuance of a class of preferred stock. Under Maryland law, stockholders are generally not liable for a company's debts or obligations. For a description of certain provisions that could have the effect of delaying, deferring or preventing a change in control, see "Certain Provisions of Maryland Law and of Homestead's Charter and Bylaws."

  The outstanding Shares are fully paid and nonassessable. Each Share entitles the holder to one vote on all matters requiring a vote of shareholders, including the election of directors. Shareholders do not have the right to cumulate their votes in the election of directors, which means that the holders of a majority of the outstanding Shares can elect all of the directors then standing for election. Shareholders are entitled to such dividends as may be authorized from time to time by the directors out of assets legally available therefor.

  In the event of any liquidation, dissolution or winding-up of the affairs of Homestead, holders of Shares are entitled, subject to the preferential rights of holders of preferred stock, if any, to share ratably in the assets of Homestead remaining after provision for payment of liabilities to creditors.

  The transfer agent and registrar for the Shares is BankBoston, N.A., 150 Royall Street, Canton, Massachusetts 02021.

  All Shares have equal distribution, liquidation and other rights, and have no preference, appraisal, conversion or exchange rights. As of December 29, 1997, 27,804,906 Shares were issued and outstanding.

PURCHASE RIGHTS

  On May 16, 1996, the Board authorized a dividend of one Purchase Right for each Share outstanding at the close of business on May 16, 1996 (the "Rights Record Date") to the holders of Shares of record as of the Rights Record Date. The dividend was paid on the Rights Record Date. The holders of any additional Shares issued after the Rights Record Date and before the redemption or expiration of the Purchase Rights will also be entitled to one Purchase Right for each such additional Share. Each Purchase Right entitles the registered holder under certain circumstances to purchase from Homestead one-hundredth of a Participating Preferred Share of Homestead at a price of $50.00 per one-hundredth of a Participating Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Purchase Rights are set forth in the Rights Agreement dated as of May 16, 1996 between Homestead and BankBoston, N.A., formerly known as The First National Bank of Boston, as rights agent (the "Rights Agreement").

  The Purchase Rights will be exercisable and will be evidenced by separate certificates only after the earliest to occur of: (1) 10 business days following a public announcement that a person or group of affiliated or associated persons (excluding certain affiliates of Homestead) has acquired beneficial ownership of 20% or more of the outstanding Shares (thereby becoming an "Acquiring Person"); (2) 15 business days (or such later date as may be determined by action of the Board prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of persons (excluding certain affiliates of Homestead) of 25% or more of the outstanding Shares; or (3) 10 business days (or such later date as may be determined by action of the Board prior to such time as any person becomes an Acquiring Person) after the date of filing by any person of, or the first public announcement of the intention of any person to file, any application, request, submission or other document with any federal or state regulatory authority seeking approval of, attempting to rebut any presumption of control upon, or otherwise indicating an intention to enter into, any transaction or series of transactions (other than a transaction in which newly issued Shares are issued directly by Homestead) the consummation of which would result in any person (excluding certain affiliates of Homestead) becoming the beneficial owner of Shares aggregating 25% or more of the then outstanding Shares (the first to occur of such dates being called the "Rights Distribution Date"). With respect to any of the stock certificates outstanding as of the Rights Record Date, until the Rights Distribution Date the Purchase Rights will be evidenced by such stock certificate. Until the Rights Distribution Date (or earlier redemption or expiration of the Purchase Rights), new stock certificates issued after the Rights Record Date upon transfer or new issuance of Shares will contain a notation incorporating the Rights Agreement by reference. Notwithstanding the foregoing, if the Board in good faith determines that a person who would otherwise be an Acquiring Person under the Rights Agreement has become such inadvertently, and such person divests as promptly as practicable a sufficient number of Shares so that such person would no longer be an Acquiring Person, then such person shall not be deemed to be an Acquiring Person for purposes of the Rights Agreement.

  The Purchase Rights will expire on May 16, 2006 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Purchase Rights are earlier redeemed or exchanged by Homestead, in each case as described below.

  The Purchase Price payable, and the number of Participating Preferred Shares or other securities or property issuable, upon exercise of the Purchase Rights are subject to adjustment under certain circumstances from time to time to prevent dilution. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.

  Participating Preferred Shares purchasable upon exercise of the Purchase Rights will not be redeemable. Each Participating Preferred Share will be entitled to a minimum preferential quarterly distribution payment equal to the greater of (i) $1 per share or (ii) 100 times the distribution declared per Share. Each Participating Preferred Share will have 100 votes, voting together with the Shares. If dividends payable on Participating Preferred Shares are in arrears in an amount equal to at least six full quarterly dividends (whether or not declared and whether or not consecutive), the holders of record of the outstanding Participating Preferred Shares shall have the exclusive right, voting separately as a single class, to elect two directors of Homestead until such time as all arrears in dividends (whether or not declared) on the Participating Preferred Shares shall have been paid or declared and set apart for payment. In the event of liquidation, the holders of the Participating Preferred Shares will be entitled to a minimum preferential liquidation payment of $1 per share (plus any accrued and unpaid dividends) but will be entitled to an aggregate payment of 100 times the payment made per Share. In the event of any merger, consolidation or other transaction in which Shares are exchanged, each Participating Preferred Share will be entitled to receive 100 times the amount received per Share. In the event of issuance of Participating Preferred Shares upon exercise of the Purchase Rights, in order to facilitate trading, a depositary receipt may be issued for each one-hundredth of a Participating Preferred Share. The Purchase Rights will be protected by customary antidilution provisions.

  In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision will be made so that each holder of a Purchase Right, other than Purchase Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise a number of Shares having a market value (determined in accordance with the Rights Agreement) of twice the Purchase Price. In lieu of the issuance of Shares upon exercise of Purchase Rights, the Board may under certain circumstances, and if there is an insufficient number of Shares authorized but unissued or held by Homestead to permit the exercise in full of the Purchase Rights, the Board is required to take such action as may be necessary to cause Homestead to issue or pay upon the exercise of Purchase Rights cash (including by way of a reduction of purchase price), property, other securities or any combination of the foregoing having an aggregate value equal to that of the Shares which otherwise would have been issuable upon exercise of Purchase Rights.

  In the event that, after any person or group becomes an Acquiring Person, Homestead is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Purchase Right will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price, a number of shares of common stock of the acquiring company having a market value (determined in accordance with the Rights Agreement) of twice the Purchase Price.

  At any time after any person or group becomes an Acquiring Person and prior to the acquisition by that person or group of 50% or more of the outstanding Shares, the Board may exchange the Purchase Rights (other than Purchase Rights owned by that person or group which will have become void), in whole or in part, at an exchange ratio of one Share (or one-hundredth of a Participating Preferred Share) per Purchase Right (subject to adjustment).

  As soon as practicable after a Rights Distribution Date, Homestead is obligated to use its best efforts to file a registration statement under the Securities Act of 1933, as amended (the "Securities Act") relating to the securities issuable upon exercise of Purchase Rights and to cause such registration statement to become effective as soon as practicable.

  At any time prior to the time a person or group of persons becomes an Acquiring Person, the Board may redeem the Purchase Rights in whole, but not in part, at a price of $0.01 per Purchase Right (the "Redemption Price") payable in cash, Shares or any other form of consideration deemed appropriate by the Board. The redemption of the Purchase Rights may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish. Immediately upon the effectiveness of any redemption of the Purchase Rights, the right to exercise the Purchase Rights will terminate and the only right of the holders of Purchase Rights will be to receive the Redemption Price.

  The terms of the Purchase Rights may be amended by the Board without the consent of the holders of the Purchase Rights, except that from and after the time any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Purchase Rights.

  The Purchase Rights have certain anti-takeover effects. The Purchase Rights will cause substantial dilution to a person or group that attempts to acquire Homestead on terms not approved by the Board, except pursuant to an offer conditioned on a substantial number of Purchase Rights being acquired. The Purchase Rights should not interfere with any merger or other business combination approved by the Board since the Purchase Rights may be redeemed by Homestead at the Redemption Price prior to the time that a person or group has acquired beneficial ownership of 20% or more of the Shares. The Rights Agreement specifying the terms of the Purchase Rights has been incorporated by reference into the registration statement on Form S-3 of which this Prospectus forms a part (together with all amendments and exhibits, the "Registration Statement") and is incorporated herein by reference. The foregoing description of the Purchase Rights does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Rights Agreement, including the definitions therein of certain terms.

                         OTHER SECURITIES OF HOMESTEAD

PREFERRED STOCK

  The Board is empowered by the Charter, without the approval of stockholders, to cause shares of preferred stock to be issued in one or more series and to determine, among other things, the number of preferred shares of each series and the rights, preferences, powers and limitations of each series which may be senior to the rights of Shares. The issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of Homestead and may adversely affect the voting and other rights of shareholders. No shares of preferred stock are outstanding and Homestead has no present plans to issue any preferred stock other than as contemplated by the Rights Agreement.

CONVERTIBLE MORTGAGE NOTES

  On October 17, 1996, Homestead assumed $67,285,743 principal amount of convertible mortgage notes ($60,445,442 net of discount) of its predecessors in connection with funding the acquisition and construction costs and expenses incurred in connection with acquiring and developing various real properties as Homestead Village(R) properties. Pursuant to Funding Commitment Agreements entered into with Security Capital Pacific Trust ("PTR") and Security Capital Atlantic Incorporated ("ATLANTIC"), PTR and ATLANTIC agreed to provide Homestead additional funding on the respective Homestead Village(R) properties contributed by them in the amounts of up to approximately $138 million and $111 million, respectively. PTR and ATLANTIC will receive convertible mortgage notes in respect of such fundings with face amounts of up to approximately
$154 million and $98 million, respectively. The convertible mortgage notes issued to PTR are being recorded for financial reporting purposes by Homestead at a discount of approximately $23 million (including the discount assumed on October 17,1996) and the convertible mortgage notes issued to ATLANTIC are being recorded by Homestead at a premium of approximately $13 million, each of which will be amortized as an adjustment to interest expense over the ten-year term of the mortgage notes using the effective interest method. As of November 30, 1997, PTR and ATLANTIC had funded approximately $123 million and $106 million, respectively, under their respective Funding Commitment Agreement.

  Interest on the convertible mortgage notes accrues at the rate of 9% on the unpaid principal balance payable every six months. The convertible mortgage notes are scheduled to mature on October 31, 2006 and are callable on or after May 28, 2001. Homestead has pledged substantially all of the assets contributed by PTR or ATLANTIC, as the case may be, as collateral for the mortgage loans. PTR and ATLANTIC have the right to convert all of the outstanding principal amount of the convertible mortgage notes into Shares on the basis of one Share for each $11.50 aggregate principal amount outstanding on the convertible mortgage notes being converted. This conversion rate is subject to adjustment on substantially the same terms as the Warrants.

                   CERTAIN PROVISIONS OF MARYLAND LAW AND OF
                         HOMESTEAD'S CHARTER AND BYLAWS

  The following paragraphs summarize certain provisions of Maryland law and the Charter and Bylaws. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to the Charter and Bylaws, copies of which have been incorporated by reference as exhibits to the Registration Statement and to Maryland law.

CLASSIFICATION OF THE BOARD

  Homestead's Bylaws provide that the number of directors may be established by the Board but may not be fewer than three nor more than fifteen. Any vacancy will be filled, at any regular meeting or at any special meeting called for that purpose, by a majority of the remaining directors, except that a vacancy resulting from an increase in the number of directors will be filled by a majority of the entire Board. Pursuant to the Charter, the directors are divided into three classes. At the 1997 annual meeting of shareholders, one class was elected to hold office initially for a term expiring at the annual meeting of shareholders to be held in 1998, another class was elected to hold office initially for a term expiring at the annual meeting of shareholders to be held in 1999 and another class was elected to hold office initially for a term expiring at the annual meeting of shareholders to be held in 2000. As the term of each class expires, directors in that class will be elected for a term of three years and until their successors are duly elected and qualify. Homestead believes that classification of the Board will help to assure the continuity and stability of Homestead's business strategies and policies as determined by the Board.

  The classified director provision could have the effect of making the replacement of incumbent directors more time-consuming and difficult, which could discourage a third party from making a tender offer or otherwise attempting to obtain control of Homestead, even though such an attempt might be beneficial to Homestead and its shareholders. At least two annual meetings of shareholders, instead of one, will generally be required to effect a change in a majority of the Board. Thus, the classified board provision could increase the likelihood that incumbent directors will retain their positions.

DIRECTOR LIABILITY LIMITATION AND INDEMNIFICATION

  Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except to liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The Charter contains such a provision which eliminates such liability to the maximum extent permitted by Maryland law.

  Homestead's officers and directors are and will be indemnified under the Charter against certain liabilities. The Charter provides that Homestead will, to the maximum extent permitted by Maryland law in effect from time to time, indemnify and pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any individual who is a present or former director or officer of Homestead or (b) any individual who, while a director of Homestead and at the request of Homestead, serves or has served another corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee of such corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. Homestead has the power, with the approval of the Board, to provide such indemnification and advancement of expenses to a person who served a predecessor of Homestead in any of the capacities described in (a) or (b) above and to any employee or agent of Homestead or its predecessors.

  Maryland law requires a corporation (unless its charter provides otherwise, which the Charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation. Maryland law permits Homestead to advance reasonable expenses to a director or officer upon Homestead's receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by Homestead as authorized by the Bylaws and (b) a written statement by or on his or her behalf to repay the amount paid or reimbursed by Homestead if it shall ultimately be determined that the standard of conduct was not met.

  Additionally, Homestead has entered into indemnity agreements with each of its officers and directors which provide for reimbursement of all expenses and liabilities of such officer or director, arising out of any lawsuit or claim against such officer or director due to the fact that he or she was or is serving as an officer or director, except for such liabilities and expenses (a) the payment of which is judicially determined to be unlawful, (b) relating to claims under Section 16(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or (c) relating to judicially determined criminal violations.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Homestead pursuant to the foregoing provisions, Homestead has been informed that in the opinion of the Securities and Exchange Commission (the "Commission") such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

BUSINESS COMBINATIONS

  Under the Maryland General Corporation Law (the "MGCL"), certain "business combinations" (including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any person who beneficially owns 10% or more of the voting power of the corporation's shares or an affiliate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of the corporation (an "Interested Stockholder") or an affiliate of such an Interested Stockholder are prohibited for five years after the most recent date on which the Interested Stockholder becomes an Interested Stockholder. Thereafter, any such business combination must be recommended by the board of directors of such corporation and approved by the affirmative vote of at least (a) 80% of the votes entitled to be cast by holders of outstanding voting shares of the corporation and (b) two-thirds of the votes entitled to be cast by holders of outstanding voting shares of the corporation other than shares held by the Interested Stockholder with whom (or with whose affiliate) the business combination is to be effected, unless, among other conditions, the corporation's common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its shares. These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the Interested Stockholder becomes an Interested Stockholder. The Board has exempted from these provisions of the MGCL any business combination with Security Capital Group Incorporated ("Security Capital") and its affiliates and successors. As a result, Security Capital and its affiliates and successors may be able to enter into business combinations with Homestead that may not be in the best interests of its shareholders without compliance by Homestead with the super-majority vote requirements and other provisions of the statute.

CONTROL SHARE ACQUISITIONS

  Maryland law provides that "Control Shares" of a Maryland corporation acquired in a "Control Share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror or by officers or directors who are employees of the corporation. "Control Shares" are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquiror, or in respect of which the acquiror is able to exercise or direct the exercise of voting power, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power (except solely by virtue of a revocable proxy): (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority or more of all voting power. Control Shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "Control Share acquisition" means the acquisition of Control Shares, subject to certain exceptions.

  A person who has made or proposes to make a Control Share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

  If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the Control Shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the Control Shares, as of the date of the last Control Share acquisition or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for Control Shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiror in the Control Share acquisition.

  The Control Share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or to acquisitions approved or exempted by the charter or bylaws of the corporation.

  Homestead's Bylaws contain a provision exempting Security Capital and its affiliates and successors from the provisions of the Control Share acquisition statute.

ADVANCE NOTICE PROVISIONS

  For nominations or other business to be properly brought before an annual meeting of shareholders by a shareholder, the Bylaws require such shareholder to deliver a notice to the Secretary, absent specified circumstances, not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year's annual meeting setting forth: (i) as to each person whom the shareholder proposes to nominate for election or reelection as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for the election of directors, pursuant to Regulation 14A of the Exchange Act; (ii) as to any other business that the shareholder proposed to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such shareholder and of the beneficial owner, if any, on whose behalf the nomination or proposal is made; and (iii) as to the shareholder giving the notice and beneficial owner, if any, on whose behalf the nomination or proposal is made,
(x) the name and address of such shareholder as they appear on the books, and of such beneficial owner and (y) the number of shares of each class of stock of Homestead which are owned beneficially and of record by such shareholder and such beneficial owner, if any.

                              PLAN OF DISTRIBUTION

  Homestead may sell Shares to one or more underwriters or dealers for public offering and sale by them or may sell Shares to investors directly or through agents, which agents may be affiliated with Homestead. Direct sales to investors may be accomplished through subscription offerings or through subscription rights distributed to Homestead shareholders and direct placements to third parties. In connection with subscription offerings or the distribution of subscription rights to shareholders, if all the underlying Shares are not subscribed for, Homestead may sell such unsubscribed Shares to third parties directly or through agents and, in addition, whether or not all of the underlying Shares are subscribed for, Homestead may concurrently offer additional Shares to third parties directly or through agents, which agents may be affiliated with Homestead. Any underwriter, dealer or agent involved in the offer and sale of Shares will be named in the applicable Prospectus Supplement.

  The distribution of Shares may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices (any of which may represent a discount from the prevailing market price). Homestead also may, from time to time, authorize underwriters acting as Homestead's agents to offer and sell Shares upon the terms and conditions set forth in the applicable Prospectus Supplement. In connection with the sale of Shares, underwriters may be deemed to have received compensation from Homestead in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Shares for whom they may act as agent. Underwriters may sell Shares to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

  Any underwriting compensation paid by Homestead to underwriters or agents in connection with the offering of Shares, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of Shares may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of Shares may be deemed to be underwriting discounts and commissions, under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with Homestead, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act. Any such indemnification agreements will be described in the applicable Prospectus Supplement.

  If so indicated in the applicable Prospectus Supplement, Homestead will authorize dealers acting as Homestead's agents to solicit offers by certain institutions to purchase Shares from Homestead at the public offering price set forth in such Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of Shares sold pursuant to Contracts shall be not less nor more than, the respective amounts stated in the applicable Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to the approval of Homestead. Contracts will not be subject to any conditions except
(i) the purchase by an institution of Shares covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and (ii) if Shares are being sold to underwriters, Homestead shall have sold to such underwriters the total principal amount of Shares less the principal amount thereof covered by Contracts.

  Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for Homestead and its subsidiaries and affiliates in the ordinary course of business.

                                    EXPERTS

  The financial statements and schedule of Homestead appearing in Homestead's Annual Report on Form 10-K for the year ended December 31, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements and schedule are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

  With respect to the unaudited condensed interim financial information for the three-month period ended March 31, 1997, the three- and six-month periods ended June 30, 1997 and the three- and nine-month periods ended September 30, 1997, incorporated by reference in this Prospectus, Ernst & Young LLP has reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports, included in Homestead's Quarterly Report on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997, and incorporated herein by reference, state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted considering the limited nature of the review procedures applied. The independent auditors are not subject to the liability provisions of Section 11 of the Securities Act for their reports on the unaudited interim financial information because those reports are not a "report" or a "part' of the Registration Statement prepared or certified by the auditors within the meaning of Sections 7 and 11 of the Securities Act.

  The financial statements and related schedule of Homestead as of and for the years ended December 31, 1995 and 1994, incorporated by reference herein and in the Registration Statement, have been audited by KPMG Peat Marwick LLP, independent certified public accountants, to the extent and for the periods indicated in their report, which has been incorporated by reference herein and in the Registration Statement in reliance upon the authority of said firm as experts in accounting and auditing.

                               VALIDITY OF SHARES

  The validity of the Shares will be passed upon for Homestead by Mayer, Brown & Platt, Chicago, Illinois. Mayer, Brown & Platt has in the past represented and is currently representing Homestead and certain of its affiliates, including Security Capital.

                             AVAILABLE INFORMATION

  Homestead is subject to the informational requirements of the Exchange Act, and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and 7 World Trade Center, 13th Floor, New York, New York 10048, and are also available on the Commission's worldwide web site at http://www.sec.gov. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Homestead's outstanding Shares are listed on the American Stock Exchange (the "AMEX") under the symbol "HSD," and all such reports, proxy statements and other information filed by Homestead with the AMEX may be inspected at the AMEX's offices at 86 Trinity Place, New York, New York 10006.

  This Prospectus constitutes part of the Registration Statement filed by Homestead with the Commission under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement. Statements made in this Prospectus concerning the contents of any documents referred to herein are not necessarily complete, and in each case are qualified in all respects by reference to the copy of such document filed with the Commission.

                           INCORPORATION BY REFERENCE

  The following documents filed by Homestead with the Commission (File No. 1-12269) pursuant to the Exchange Act are incorporated herein by reference:

    (a) Homestead's Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

    (b) Homestead's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997;
    (c) Homestead's Current Report on Form 8-K dated December 12, 1997, as amended; and

    (d) The description of Homestead's Shares and preferred share purchase rights contained in Homestead's registration statements on Form 8-A filed on October 7, 1996.

  All documents subsequently filed by Homestead pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Shares shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any subsequently filed document which is also or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  Homestead will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the information incorporated herein by reference, other than exhibits to such information unless such exhibits are specifically incorporated by reference into such documents. Requests should be addressed to Secretary, Homestead Village Incorporated, 2100 RiverEdge Parkway, Atlanta, Georgia 30328, telephone number:
(770) 303-2200.

                             OPERATING HIGHLIGHTS

Chart 1
-------

listing of major corporate accounts
increase in major corporate account room nights chart



--------------------------------------------------------------------------------

                          Focus on Corporate Customer

  Major Corporate Accounts/1/

Allstate                Intel
Andersen Consulting     Lockheed Martin
AT&T                    Lucent Technologies
Boeing                  MCI
Compaq                  Morrison Knudsen
Dell                    Motorola
EDS                     Northern Telecom
Fujitsu                 Oracle
General Electric        Raytheon
General Motors          Southwestern Bell
GTE                     Sprint
Honeywell               State Farm
IBM                     Texas Instruments





                   Room Nights from Major Corporate Accounts
                         (Nine months Ended Sept. 30)

                             [BAR CHART GOES HERE]

200,000

150,000

100,000

 50,000

      0

95% Growth

 94,000

183,000

1996

1997

/1/ Major corporate accounts defined as customers who have generated more than
    500 room nights.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Chart 2
-------

RevPAR growth chart




                    Operating System Driving RevPAR Growth

Operating System

 .  Sales and Marketing Effort
   Targeting Business Traveler

 .  High Quality Service and
   Product in Desirable Locations

 .  Recruiting and Training of
   Customer-Focused Employees

 .  Reinvesting in Product Ensures
   High Quality Properties


RevPAR Growth/1/

[BAR CHART GOES HERE]

12.0%

9.0%

6.0%

3.0%

0%

10.4%

10.6%

10.2%

Q1 1997   Q2 1997   Q3 1997

/1/ Year over year growth rate in RevPAR for all operating properties.


Chart 3
-------
--------------------------------------------------------------------------------
                 Commitment to Building a National Brand Chart

                           Building a National Brand

Value-Added Operating System

Targeted Corporate Sales Force

Commit Capital to R&D

Research-Based Capital Deployment

Superior Management

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 NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRE-
SENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE AC-COMPANYING PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTA-TIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUP-PLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANY-ING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF HOME-STEAD SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS COR-RECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

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                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
                             PROSPECTUS SUPPLEMENT
Homestead Village Incorporated............................................   S-3
Offering Information......................................................   S-5
Certain Considerations....................................................   S-6
Business..................................................................   S-7
Use of Proceeds...........................................................  S-18
Price Range of Shares.....................................................  S-18
Capitalization............................................................  S-19
Selected Financial Data...................................................  S-20
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................  S-22
Management................................................................  S-27
Certain Relationships and Transactions....................................  S-33
The Offering..............................................................  S-35
Validity of Shares........................................................  S-41

                                  PROSPECTUS
Homestead Village Incorporated............................................     2
Use of Proceeds...........................................................     2
Description of Common Stock...............................................     3
Other Securities of Homestead.............................................     5
Certain Provisions of Maryland Law and of Homestead's Charter and Bylaws..     6
Plan of Distribution......................................................     9
Experts...................................................................    10
Validity of Shares........................................................    11
Available Information.....................................................    11
Incorporation by Reference................................................    11

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                                     LOGO

                     27,804,906 RIGHTS TO PURCHASE SHARES

                       6,951,227 SHARES OF COMMON STOCK
                          (PAR VALUE $.01 PER SHARE)

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                             PROSPECTUS SUPPLEMENT

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